    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2001



                                                      REGISTRATION NO. 333-50348

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ECLIPSYS CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE                             7373                            65-0632092
     (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
     incorporation or organization)       Classification Code Number)          Identification Number)

                            ------------------------
                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------
                                HARVEY J. WILSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of
                               Agent for Service)
                            ------------------------
                                   Copies to:

                 BRENT B. SILER, ESQ.                                  DEANNA L. KIRKPATRICK, ESQ.
                SCOTT E. PUESCHEL, ESQ.                                   DAVIS POLK & WARDWELL
                   HALE AND DORR LLP                                      450 LEXINGTON AVENUE
                  11951 FREEDOM DRIVE                                   NEW YORK, NEW YORK 10017
                RESTON, VIRGINIA 20190                                  TELEPHONE: (212) 450-4000
               TELEPHONE: (703) 654-7000                                TELECOPY: (212) 450-3800
               TELECOPY: (703) 654-7100

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION. DATED JANUARY 3, 2001.


                                5,000,000 Shares

                                 ECLIPSYS LOGO

                                  Common Stock

                             ---------------------

     The common stock is quoted on the Nasdaq National Market under the symbol "ECLP". The last reported sale price of the common stock on January 2, 2001 was $22.00 per share.



     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                             PER SHARE                  TOTAL
                                                             ---------                  -----
Initial Price to Public.............................  $                        $
Underwriting Discount...............................  $                        $
Proceeds, before expenses, to Eclipsys..............  $                        $

     To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Eclipsys at the initial price to the public less the underwriting discount.
                             ---------------------

     The underwriters expect to deliver the shares in New York, New York on
January   , 2001.


GOLDMAN, SACHS & CO.

                        CIBC WORLD MARKETS

                                             U.S. BANCORP PIPER JAFFRAY
                             ---------------------

                       Prospectus dated          , 2001.

                              [INSIDE FRONT COVER]


     Under the caption "Balanced outcomes" and a sub-caption "Appropriate, sustainable combination of clinical quality, resource utilization and patient satisfaction" is a triangular graphic with the words "financial", "satisfaction" and "clinical" on each of the three legs of the graphic.



     Beside the caption "End-to-end Solutions Provider" is a graphic consisting of a circle divided into six segments. Each segment has a title and has associated bullet point text as follows:



Services        - Wireless network services
                - Remote hosting
                - Business solutions group
                - Implementation
                - Network services
Applications    - Sunrise Access Manager
                - Sunrise Clinical Manager
                - Sunrise Patient Financial Manager
                - Sunrise ERP Manager
                - Sunrise Record Manager
Collect Data    - Sunrise Enterprise Application Integrator (eWebIT)
Store Data      - Health Data Repository
                -- clinical
                -- financial
                -- decision support
Analyze, plan   - Sunrise Decision Support Manager
  & measure
Change process  - Knowledge-Based Orders
                - Clinical decision support
                - Clinical pathways
                - Business solutions consulting
                - Workflow reengineering

                               PROSPECTUS SUMMARY

     The following summary is qualified by the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

     We are a healthcare information technology company. Our solutions assist healthcare organizations in achieving balanced outcomes through an appropriate and sustainable combination of clinical quality, efficient use of resources and patient satisfaction. We have designed our solutions to help our customers deliver better healthcare through information. We believe our solutions provide the comprehensive functionality needed to help solve the business issues healthcare organizations face.

     Traditional healthcare information systems are limited in their ability to support the modernization of healthcare delivery processes. Rapid changes in the healthcare industry, along with historically low levels of investment in healthcare information technology, have forced healthcare providers to begin evaluating the changes they must make to their current systems and processes in order to address the evolving requirements of managed care and new healthcare legislation and regulations, including patient safety initiatives. These forces have increased the need among providers for clinical, financial, and administrative information technology to help achieve cost-effective, high-quality outcomes.

     Our solutions are designed to:

     - provide automated processes that improve clinical workflow and support clinical decision making;

     - integrate clinical, financial and patient satisfaction data to support balanced outcomes;

     - provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;

     - leverage our modular product architecture in order to offer our customers a solution targeted at their particular needs while preserving their investment in existing systems;

     - provide for rapid and cost-effective implementation;

     - enable healthcare providers to access patient information and other supporting clinical information, both through wireless devices within the healthcare facility and over the Internet; and

     - assist our customers in their efforts to improve workflow processes and implement best practices within their organizations through our comprehensive service offerings.

     Our software applications consist of individual product modules that can be implemented in any combination and integrated with our customers' existing information technology systems. We believe that the open, modular nature of our software architecture reduces the overall cost of ownership and reduces the time to productive use because our solutions do not require the initial investment and disruption associated with the complete replacement of a customer's existing systems. To facilitate rapid adoption by our customers, we have engineered our solutions to take advantage of Web-based technologies. Our software applications are available to our customers for implementation in-house or through our remote hosting service, and are designed to work in a variety of healthcare settings.

     Our products include:

     - SUNRISE CLINICAL MANAGER, which provides patient information to physicians at the point of care to support clinical decision-making;

     - SUNRISE ACCESS MANAGER, which enables our customers to identify, collect and maintain patient information;

     - SUNRISE PATIENT FINANCIAL MANAGER, which helps manage patient accounting processes;

     - SUNRISE DECISION SUPPORT MANAGER, which provides a clinical and financial data repository to analyze and measure clinical processes and outcomes;

     - SUNRISE RECORD MANAGER, which provides an automated record management system;


     - SUNRISE ERP MANAGER, which provides a supply and materials management tool; and


     - SUNRISE ENTERPRISE APPLICATION INTEGRATOR, which provides a tool to enable integration of data from a customer's existing systems.

     In addition, we provide a range of services to our customers, including implementation, support, maintenance and training. We also provide outsourcing, remote hosting, network services and business solutions consulting to assist customers in meeting their healthcare information technology requirements. Through this comprehensive service offering and our integrated software suites, we provide our customers with an end-to-end solution for their clinical, financial, and administrative information needs.


     Our objective is to become the leading provider of healthcare information technology solutions to the healthcare industry. Key elements of our strategy include continuing to provide a comprehensive, integrated healthcare information technology solution as well as providing our customers with flexible product and product-delivery options in order to meet their varying information technology requirements. We intend to continue to target large healthcare organizations, particularly academic medical centers, and we believe that there is a significant opportunity to achieve further penetration of our existing customer base. We have one or more of our products installed or being installed in over 1,400 facilities in the United States and 9 other countries.

                                  THE OFFERING

Common stock offered by us............      5,000,000 shares


Common stock to be outstanding after
this offering.........................     42,133,040 shares


Use of proceeds.......................     For general corporate purposes,
                                           including working capital.

Nasdaq National Market symbol.........     ECLP


     The number of shares to be outstanding after the offering is based upon shares outstanding at December 29, 2000 and excludes:



     - 9,170,342 shares subject to outstanding options and warrants at a weighted average exercise price of $12.88 per share as of that date; and



     - 1,458,032 additional shares reserved as of that date for issuance under our stock plans.



     Our principal executive offices are located at 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483 and our telephone number is (561) 243-1440. Our Web address is www.eclipsys.com. The information on our website is not incorporated by reference into this document and should not be considered part of this document. Our website address is included in this document as an inactive textual reference only.

                             SUMMARY FINANCIAL DATA


     The following table is a summary of the financial data for our business. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The as adjusted balance sheet data reflect the sale of the common stock offered by us in this offering based on an assumed public offering price of $22.00 per share, after deducting estimated underwriting discounts and estimated offering expenses payable by us.


                                                                                                 NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                   ---------------------------------------   -------------------------
                                                      1997          1998          1999          1999          2000
                                                   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Systems and services...........................  $  142,908    $  168,025    $  226,610    $  168,097    $  153,697
  Hardware.......................................       4,420        14,433        22,717        15,937         8,736
                                                   ----------    ----------    ----------    ----------    ----------
    Total revenues...............................     147,328       182,458       249,327       184,034       162,433
                                                   ----------    ----------    ----------    ----------    ----------
Costs and expenses:
  Cost of systems and services revenues..........      92,635        94,775       126,158        93,375       108,799
  Cost of hardware revenues......................       2,991        12,134        18,606        13,421         6,968
  Sales and marketing............................      22,902        29,651        35,987        26,150        29,143
  Research and development.......................      21,369        37,139        43,751        34,149        28,102
  General and administrative.....................      10,179        11,107        11,322         9,033         8,231
  Depreciation and amortization..................      11,514        11,981        15,415        11,734        11,107
  Write-down of investment.......................          --         4,778            --            --            --
  Write-off of in-process research and
    development..................................     105,481         2,392            --            --            --
  Write-off of MSA...............................          --         7,193            --            --            --
  Pooling and transaction costs..................          --         5,033         1,648         1,648         1,900
  Restructuring charge...........................          --            --         5,133         5,133         1,198
  Stock compensation charge......................          --            --         1,987         1,987            --
                                                   ----------    ----------    ----------    ----------    ----------
    Total costs and expenses.....................     267,071       216,183       260,007       196,630       195,448
                                                   ----------    ----------    ----------    ----------    ----------
Loss from operations.............................    (119,743)      (33,725)      (10,680)      (12,596)      (33,015)
                                                   ----------    ----------    ----------    ----------    ----------
Interest income, net.............................       1,511         2,701         1,235           945           891
Other income, net................................          --            --            --            --         3,596
                                                   ----------    ----------    ----------    ----------    ----------
Loss before income taxes.........................    (118,232)      (31,024)       (9,445)      (11,651)      (28,528)
Provision for income taxes.......................       8,096         4,252            --            --            --
                                                   ----------    ----------    ----------    ----------    ----------
Net loss.........................................    (126,328)      (35,276)       (9,445)      (11,651)      (28,528)
                                                   ----------    ----------    ----------    ----------    ----------
Dividends and accretion on mandatorily redeemable
  preferred stock................................      (5,850)      (10,928)           --            --            --
Preferred stock conversion.......................      (3,105)           --            --            --            --
                                                   ----------    ----------    ----------    ----------    ----------
Net loss available to common stockholders........  $ (135,283)   $  (46,204)   $   (9,445)   $  (11,651)   $  (28,528)
                                                   ==========    ==========    ==========    ==========    ==========
Basic and diluted net loss per common share......  $    (8.60)   $    (1.95)   $    (0.27)   $    (0.34)   $    (0.78)
                                                   ==========    ==========    ==========    ==========    ==========
Basic and diluted weighted average common shares
  outstanding....................................  15,734,208    23,668,072    34,803,934    34,575,264    36,672,204
                                                   ==========    ==========    ==========    ==========    ==========


                                                               AS OF SEPTEMBER 30,
                                                                       2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 17,900    $121,425
Working capital.............................................    15,462     118,987
Total assets................................................   161,061     264,586
Debt, including current portion.............................     1,728       1,728
Total stockholders' equity..................................    76,221     179,746

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future operating results and could result in a partial or complete loss of your investment.

GENERAL RISKS RELATED TO OUR BUSINESS

GIVEN THE LENGTH OF OUR SALES AND IMPLEMENTATION CYCLES, IF A SIGNIFICANT NUMBER OF OUR CUSTOMERS DELAY IMPLEMENTATION, OUR FUTURE OPERATING RESULTS MAY SUFFER

     We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify an information system, or modify or add business processes, are major decisions for healthcare organizations. Furthermore, the solutions we provide typically require significant capital expenditures by the customer. The sales cycle for our systems has ranged from 6 to 18 months or more from initial contact to contract execution. Historically, our implementation cycle has ranged from 6 to 36 months from contract execution to completion of implementation. During the sales cycle and the implementation cycle, we will expend substantial time, effort and financial resources preparing contract proposals, negotiating the contract and implementing the solution. We may not realize any revenues to offset these expenditures, and, if we do, accounting principles may not allow us to recognize the revenues during corresponding periods, which could harm our future operating results. Additionally, any decision by our customers to delay implementation may adversely affect our revenues.

THE HEALTHCARE INDUSTRY FACES FINANCIAL CONSTRAINTS WHICH COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES

     The healthcare industry has faced, and will likely continue to face, significant financial constraints. For example, the shift to managed healthcare in the 1990s put pressure on healthcare organizations to reduce costs, and the Balanced Budget Act of 1997 dramatically reduced Medicare reimbursement to healthcare organizations. Our solutions often involve a significant financial commitment by our customers, and, as a result, our ability to grow our business is largely dependent on our customers' information technology budgets. To the extent healthcare information technology spending declines or increases more slowly than we anticipate, demand for our products would be adversely affected.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED AS WE COMPLETE CONTRACTS WE INHERITED FROM ACQUISITIONS AND AS OUR CUSTOMERS ELECT TO LICENSE OUR PRODUCTS UNDER COMPREHENSIVE BUNDLED ARRANGEMENTS

     In 2000, in response to our customers' desire for flexible pricing and more comprehensive bundled information technology solutions, we began to offer our customers the option of purchasing our solutions under arrangements that bundled the software license fees (including the right to future products within the suite sold), implementation, maintenance, outsourcing, remote hosting, networking services and other related services in one comprehensive contract that provides for monthly or annual payments over the term of the contract. We generally recognize revenue under these arrangements on a monthly basis over the term of the contract, which typically ranges from five to ten years.

     The shift toward providing comprehensive bundled solutions was a factor contributing to the decline in our revenue in 2000, particularly in the second and third quarters. Under these comprehensive bundled arrangements, revenues are recognized over the term of the contract consistent with the timing of the performance of all services offered under the arrangement. Generally, less revenue is recognized under these arrangements during the first 12 to 24 months compared to traditional licensing arrangements that we sell. We will continue to offer our solutions under our traditional licensing arrangements. Our initial experience leads us to believe that customers will increasingly elect to purchase our solutions under comprehensive bundled arrangements. If we continue to increase contract signings under these type of arrangements as opposed to our traditional licensing arrangements, our revenues may continue to be adversely affected for the next two to three years as compared to historic results.

     In addition, in connection with certain acquisitions, we inherited contracts that did not provide a reasonable margin for the cost and scope of the services involved. In order to build customer loyalty, we continued to honor our commitments under these contracts during 2000 and in some cases performed work outside the scope of these contracts for which we received nominal or no fees. This adversely impacted our margins in the second and third quarter 2000 as we continued to incur costs with minimal incremental revenues. Our margins may continue to be adversely affected as we continue to provide services under these contracts.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE CANNOT PREDICT WHEN, OR IF, WE WILL ACHIEVE PROFITABILITY

     We have incurred net losses in each year since our inception, including net losses of $126.3 million in 1997, $35.3 million in 1998, $9.4 million in 1999 and $28.5 million in the nine months ended September 30, 2000. We expect to continue to incur net losses, and we cannot predict when or if we will achieve profitability.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR STOCK PRICE TO DECLINE

     We have experienced significant variations in revenues and operating results from quarter to quarter. Our quarterly operating results may continue to fluctuate due to a number of factors, including:

     - the timing, size and complexity of our product sales and implementations;

     - overall demand for healthcare information technology;

     - market acceptance of new services, products and product enhancements by us and our competitors;

     - product and price competition;

     - the relative proportions of revenues we derive from systems and services and from hardware;

     - changes in our operating expenses;

     - the timing and size of future acquisitions;

     - personnel changes;

     - the performance of our products; and

     - fluctuations in general economic and financial market conditions.

     It is difficult to predict the timing of revenues from product sales because the sales cycle can vary depending upon several factors. These factors include the size of the transaction, the changing business plans of the customer, the effectiveness of the customer's management and general economic conditions. In addition, depending upon the extent to which our customers elect to license our products under comprehensive bundled arrangements, the timing of revenue recognition could vary considerably. We will also continue to offer contracts using our more traditional licensing arrangements, under which revenue is recognized on a percentage-of-completion basis. For these contracts, the revenue recognition will depend upon a variety of factors including the availability of implementation personnel, the implementation schedule and the complexity of the implementation process. Because a significant percentage of our expenses will be relatively fixed, a variation in the timing of sales and implementations could cause significant variations in operating results from quarter to quarter. We believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful. You should not rely on these comparisons as indicators of future performance.


WE HAVE GROWN THROUGH ACQUISITIONS, AND IF WE FAIL TO SUCCESSFULLY INTEGRATE THE OPERATIONS AND PRODUCTS OF THE BUSINESSES WE HAVE ACQUIRED, OUR BUSINESS COULD SUFFER



     We began operations in 1996 and have grown through a series of acquisitions completed since January 1997. The rapid growth in the size and complexity of our business as a result of our acquisitions has placed a significant strain on our management and other resources. Our success will depend in part on our ability to continue to integrate the operations of the businesses we acquired and to consolidate their product offerings with our own. We may not be able to manage the combined entity and implement our operating or growth strategies effectively. To compete effectively and to manage any future growth, we will need to implement and improve operational and financial systems on a timely basis and to expand, train, motivate and manage our work force. Our personnel, systems, procedures and controls may not be adequate to support our rapidly growing operations.


WE OPERATE IN AN INTENSELY COMPETITIVE MARKET THAT INCLUDES COMPANIES THAT HAVE GREATER FINANCIAL, TECHNICAL AND MARKETING RESOURCES THAN WE DO

     We operate in a market that is intensely competitive. Our principal competitors include Cerner Corp., McKessonHBOC, Inc., IDX Systems Corp. and Shared Medical Systems Corporation. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we do. We expect that competition will continue to increase. Increased competition could harm our business.

IF THE HEALTHCARE INDUSTRY CONTINUES TO UNDERGO CONSOLIDATION, THIS COULD IMPOSE PRESSURE ON OUR PRODUCTS' PRICES, REDUCE OUR POTENTIAL CUSTOMER BASE AND REDUCE DEMAND FOR OUR PRODUCTS

     Many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, it could erode our customer base and could reduce the size of our target market. In addition, the resulting enterprises could have greater bargaining power, which may lead to price erosion.

POTENTIAL REGULATION BY THE U.S. FOOD AND DRUG ADMINISTRATION OF OUR PRODUCTS AS MEDICAL DEVICES COULD IMPOSE INCREASED COSTS, DELAY THE INTRODUCTION OF NEW PRODUCTS AND HURT OUR BUSINESS

     The U.S. Food and Drug Administration is likely to become increasingly active in regulating computer software intended for use in the healthcare setting. The FDA has increasingly focused on the regulation of computer products and computer-assisted products as medical devices under the federal Food, Drug, and Cosmetic Act. If the FDA chooses to regulate any of our products as medical devices, it can impose extensive requirements upon us, including the following:

     - requiring us to seek FDA clearance of a pre-market notification submission demonstrating that the product is substantially equivalent to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the product;

     - requiring us to comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

     - requiring us to comply with the FDC Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified device malfunctions and adverse device events.

     If we fail to comply with applicable requirements, the FDA could respond by imposing fines, injunctions or civil penalties, requiring recalls or product corrections, suspending production, refusing to grant pre-market clearance or approval of products, withdrawing clearances and approvals, and initiating criminal prosecution. Any final FDA policy governing computer products, once issued, may increase the cost and time to market of new or existing products or may prevent us from marketing our products.


NEW AND POTENTIAL FEDERAL REGULATIONS RELATING TO PATIENT CONFIDENTIALITY COULD DEPRESS THE DEMAND FOR OUR PRODUCTS AND IMPOSE SIGNIFICANT PRODUCT REDESIGN COSTS ON US


     State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and may require the users of such information to implement specified security measures. Regulations governing electronic health data transmissions are evolving rapidly and are often unclear and difficult to apply.


     On August 22, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This legislation requires the Secretary of Health and Human Services, or HHS, to adopt national standards for some types of electronic health information transactions and the data elements used in those transactions, adopt standards to ensure the integrity and confidentiality of health information, and establish a schedule for implementing national health data privacy legislation or regulations. In December 2000, HHS published its final health data privacy regulations, which will take effect in December 2002. These regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. HHS has not yet issued final rules on most of the other topics under HIPAA and has yet to issue proposed rules on some topics. The final rules, if and when issued, may differ from the proposed rules. We cannot predict the potential impact of the rules that have not yet been proposed or any other rules that might be finally adopted instead of the proposed rules. In addition, other federal and/or state privacy legislation may be enacted at any time.



     These laws or regulations, when adopted, could restrict the ability of our customers to obtain, use or disseminate patient information. This could adversely affect demand for our products and force us to re-design our products in order to meet the requirements of any new regulations. We have included security features in our products that are intended to protect the privacy and integrity of patient data. Despite the existence of these security features, these products may be vulnerable to break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer systems of our customers. We may need to expend significant capital, research and development and other resources to modify our products to address evolving data security and privacy issues.


OUR PRODUCTS ARE USED TO ASSIST CLINICAL DECISION-MAKING AND PROVIDE INFORMATION ABOUT PATIENT MEDICAL HISTORIES AND TREATMENT PLANS, AND IF THESE PRODUCTS FAIL TO PROVIDE ACCURATE AND TIMELY INFORMATION, OUR CUSTOMERS COULD ASSERT CLAIMS AGAINST US THAT COULD RESULT IN SUBSTANTIAL COST TO US, HARM OUR REPUTATION IN THE INDUSTRY AND CAUSE DEMAND FOR OUR PRODUCTS TO DECLINE

     We provide products that assist clinical decision-making and relate to patient medical histories and treatment plans. If these products fail to provide accurate and timely information, customers could assert liability claims against us. Litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, the limitations of liability set forth in our contracts may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might disclaim coverage as to any future claim. One or more large claims could exceed our available insurance coverage.

     Highly complex software products such as ours often contain undetected errors or failures when first introduced or as updates and new versions are released. It is particularly challenging for us to test our products because it is difficult to simulate the wide variety of computing environments in which our customers may deploy them. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects, errors or difficulties could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with our products. In addition, despite testing by us and by current and potential customers, errors may be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance.

IF WE UNDERTAKE ADDITIONAL ACQUISITIONS, THEY MAY BE DISRUPTIVE TO OUR BUSINESS AND COULD HAVE AN ADVERSE EFFECT ON OUR FUTURE OPERATIONS AND THE MARKET PRICE OF OUR COMMON STOCK

     An important element of our business strategy has been expansion through acquisitions. Since 1997, we have completed eight acquisitions. Any future acquisitions would involve a number of risks, including the following:

     - The anticipated benefits from any acquisition may not be achieved. The integration of acquired businesses requires substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could hurt our business.

     - In future acquisitions, we could issue additional shares of our capital stock, incur additional indebtedness or pay consideration in excess of book value, which could have a dilutive effect on future net income, if any, per share.

     - Many business acquisitions must be accounted for under the purchase method of accounting. These acquisitions may generate significant goodwill or other intangible assets and result in substantial related amortization charges to us. Acquisitions could also involve significant one-time charges.

IF WE FAIL TO ATTRACT, MOTIVATE AND RETAIN HIGHLY QUALIFIED TECHNICAL, MARKETING, SALES AND MANAGEMENT PERSONNEL, OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY COULD BE IMPAIRED

     Our success depends, in significant part, upon the continued services of our key technical, marketing, sales and management personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Competition for these employees is intense. In addition, the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We believe that our ability to implement our strategic goals depends to a considerable degree on our senior management team. The loss of any member of that team, particularly Harvey J. Wilson, our founder, chairman of the board and chief executive officer, could hurt our business.

CHANGING CUSTOMER REQUIREMENTS COULD DECREASE THE DEMAND FOR OUR PRODUCTS, WHICH COULD HARM OUR BUSINESS AND DECREASE OUR REVENUES

     The market for our products and services is characterized by rapidly changing technologies, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. As a result, our position in the healthcare information technology market could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those we offer is extremely complex and is expected to become increasingly complex and expensive in the future as new technologies are introduced. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, demand for our products could suffer.

WE DEPEND ON LICENSES FROM THIRD PARTIES FOR RIGHTS TO THE TECHNOLOGY USED IN SEVERAL OF OUR PRODUCTS, AND IF WE ARE UNABLE TO CONTINUE THESE RELATIONSHIPS AND MAINTAIN OUR RIGHTS TO THIS TECHNOLOGY, OUR BUSINESS COULD SUFFER

     We depend upon licenses for some of the technology used in our products from a number of third-party vendors, including Computer Corporation of America, Computer Associates, Oracle Corporation and Microsoft. We also have licenses from Premier, Inc. for comparative database systems and other software components and clinical benchmarking data. Most of these licenses expire within one to four years, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these licenses on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce product shipments until we obtain equivalent technology, which could hurt our business. Most of our third-party licenses are non-exclusive. Our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we may not be able to modify or adapt our own products.

OUR PRODUCTS RELY ON OUR INTELLECTUAL PROPERTY, AND ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY, OR ANY MISAPPROPRIATION OF IT, COULD ENABLE OUR COMPETITORS TO MARKET PRODUCTS WITH SIMILAR FEATURES, WHICH COULD REDUCE DEMAND FOR OUR PRODUCTS

     We are dependent upon our proprietary information and technology. Our means of protecting our proprietary rights may not be adequate to prevent misappropriation. The laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Also, despite the steps we have taken to protect our proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. In some limited instances, customers can access source-code versions of our software, subject to contractual limitations on the permitted use of the source code. Although our license agreements with these customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, others could independently develop technologies similar or superior to our technology or design around our proprietary rights. In addition, infringement or invalidity claims, or claims for indemnification resulting from infringement claims, could be asserted or prosecuted against us. Regardless of the validity of any claims, defending against these claims could result in significant costs and diversion of our resources. The assertion of infringement claims could also result in injunctions preventing us from distributing products. If any claims or actions are asserted against us, we might be required to obtain a license to the disputed intellectual property rights, which might not be available on reasonable terms or at all.

RISKS RELATED TO THIS OFFERING

OUR STOCK WILL LIKELY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS DUE TO A NUMBER OF FACTORS, MANY OF WHICH WILL BE BEYOND OUR CONTROL, WHICH MAY PREVENT OUR STOCKHOLDERS FROM RESELLING OUR COMMON STOCK AT A PROFIT

     The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of technology companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and, in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY

     We have broad discretion with respect to how we use the proceeds of this offering. In addition, our management could spend most of the proceeds from this offering in ways with which our stockholders may not agree. We cannot assure you that the proceeds of this offering will be used effectively.

OUR OFFICERS, DIRECTORS AND PERSONS AFFILIATED WITH OUR DIRECTORS, WHO HOLD A SUBSTANTIAL PORTION OF OUR STOCK, HAVE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND COULD REJECT MERGERS OR OTHER BUSINESS COMBINATIONS THAT A STOCKHOLDER MAY BELIEVE ARE DESIRABLE


     We anticipate that our directors, officers and individuals or entities affiliated with our directors will beneficially own approximately 24.8% of our outstanding common stock as a group after this offering closes. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors and mergers or other business combinations, and may reject mergers or business combinations that other stockholders may favor.


FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of common stock by our officers, directors and other stockholders in the public market after this offering, or the awareness that a large number of shares is available for sale, could adversely affect the market price of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities. Substantially all of the shares of common stock currently outstanding are eligible for resale in the public market.

     In October and November of 2000, some of our officers and directors or their affiliates sold shares of common stock in the public market. In particular, Wilfam L.P., an affiliate of Harvey Wilson, our chief executive officer, and of Gregory Wilson, our chief financial officer, sold 344,800 shares between October 27 and November 6, 2000; James Hall, our president, sold 20,416 shares on October 27, 2000; and T. Jack Risenhoover, II, our senior vice president, sold 19,902 shares on October 27, 2000.

     Although our officers, directors and principal stockholders have agreed that for 90 days after the date of this prospectus they will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock, Goldman, Sachs & Co. may, in its discretion, waive this lock-up at any time for any holder.

THE PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS THAT A STOCKHOLDER MAY BELIEVE IS DESIRABLE, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER AS A RESULT

     Our board of directors has the authority to issue up to 4,900,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may discourage, delay or prevent a merger or acquisition of our company. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock. In August 2000, our board of directors adopted a shareholder rights plan under which we issued preferred stock purchase rights that would adversely affect the economic and voting interests of a person or group that seeks to acquire us or a 15% or more interest in our common stock without negotiations with our board of directors.

     Our charter documents contain additional anti-takeover devices including:

     - only one of the three classes of directors is elected each year;

     - the ability of our stockholders to remove directors without cause is limited;

     - the right of stockholders to act by written consent has been eliminated;

     - the right of stockholders to call a special meeting of stockholders has been eliminated;

     - advance notice must be given to nominate directors or submit proposals for consideration at stockholder meetings;

     Section 203 of the Delaware corporate statute may inhibit potential acquisition bids for our company. We are subject to the anti-takeover provisions of the Delaware corporate statute, which regulate corporate acquisitions. Delaware law will prevent us from engaging, under specified circumstances, in a business combination with any interested stockholder for three years following the date that the interested stockholder became an interested stockholder unless our board of directors or a supermajority of our uninterested stockholders agree. For purposes of Delaware law, a business combination includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an interested stockholder as any holder beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by the holder.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position. We do not assume any obligation to update any forward-looking statement we make.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 5,000,000 shares of common stock we are offering will be approximately $103.5 million, assuming a public offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $119.2 million.


     We expect to use the net proceeds for working capital and general corporate purposes. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending these uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol ECLP since our initial public offering on August 6, 1998. The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                               HIGH     LOW
                                                              ------   ------
1998:
Third Quarter (from August 6, 1998).........................  $23.38   $11.88
Fourth Quarter..............................................   29.50    18.38
1999:
First Quarter...............................................   40.25    20.00
Second Quarter..............................................   30.38    20.00
Third Quarter...............................................   34.13    12.63
Fourth Quarter..............................................   30.88    11.63
2000:
First Quarter...............................................   31.06    16.50
Second Quarter..............................................   20.50     6.44
Third Quarter...............................................   17.00     7.08
Fourth Quarter..............................................   28.00    14.13
2001:
First Quarter (through January 2)...........................   24.25    20.63



     On January 2, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $22.00 per share. As of December 29, 2000, we had approximately 180 stockholders of record.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. Our revolving credit facility currently prohibits the payment of dividends.

                                    DILUTION

     Our net tangible book value as of September 30, 2000 was $31.3 million, or $0.85 per share of common stock. We have calculated this amount by:

     - subtracting our total liabilities from our total tangible assets; and

     - then dividing the difference by the total number of shares of common stock outstanding.


     If we give effect to our sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $22.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2000 would have been $134.8 million, or $3.22 per share. This amount represents an immediate dilution of $18.78 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price per share.....................              $22.00
  Net tangible book value per share before this offering....   $0.85
  Increase in net tangible book value per share attributable
     to new investors.......................................    2.37
                                                               -----
Net tangible book value per share after this offering.......                3.22
                                                                          ------
Dilution per share to new investors.........................              $18.78
                                                                          ======

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited consolidated financial statements, which appear elsewhere in this document. The statement of operations data for the year ended December 31, 1996 and the balance sheet data at December 31, 1996, under the heading "Company" set forth below, are derived from, and are qualified by reference to, our audited consolidated financial statements, which are not included in this document and are retroactively restated to give effect to three pooling of interest transactions. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data at December 31, 1995 and 1996 under the heading "Predecessor," are derived from, and are qualified by reference to, the audited financial statements of Alltel Healthcare Information Services, Inc., which are not included in this document, and are retroactively restated to give effect to one pooling of interest transaction. The statement of operations data for the nine months ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 2000, are derived from our unaudited consolidated financial statements that are included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normally recurring adjustments, necessary for a fair presentation of the information. Historical results, including those for the nine months ended September 30, 2000, are not necessarily indicative of results that you may expect for any future period.

                                                       YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------
                                               PREDECESSOR                 COMPANY
                                          ---------------------   --------------------------
                                            1995        1996         1996           1997
                                          ---------   ---------   -----------   ------------
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Systems and services...................  $119,626    $135,410    $   41,778    $   142,908
 Hardware...............................     9,377       9,587            --          4,420
                                          --------    --------    ----------    -----------
   Total revenues.......................   129,003     144,997        41,778        147,328
Costs and expenses:
 Cost of systems and services
   revenues.............................    61,736      73,230        12,240         92,635
 Cost of hardware revenues..............     7,950       7,911            --          2,991
 Sales and marketing....................    15,071      15,989         7,067         22,902
 Research and development...............    11,186      13,529         6,067         21,369
 General and administrative.............    11,834       9,847         4,143         10,179
 Depreciation and amortization..........     6,735       9,643         1,646         11,514
 Write-down of investment...............        --          --            --             --
 Write-off of in-process research and
   development..........................        --          --            --        105,481
 Write-off of MSA.......................        --          --            --             --
 Pooling and transaction costs..........        --          --            --             --
 Restructuring charge...................        --          --            --             --
 Stock compensation charge..............        --       3,024         3,024             --
                                          --------    --------    ----------    -----------
   Total costs and expenses.............   114,512     133,173        34,187        267,071
                                          --------    --------    ----------    -----------
Income (loss) from operations...........    14,491      11,824         7,591       (119,743)
                                          --------    --------    ----------    -----------
Interest expense (income), net..........     2,187       3,286          (682)        (1,511)
Other income, net.......................        --          --            --             --
                                          --------    --------    ----------    -----------
Income (loss) before income taxes and
 extraordinary item.....................    12,304       8,538         8,273       (118,232)
Provision for income taxes..............     6,185       3,847         4,690          8,096
                                          --------    --------    ----------    -----------
Income (loss) before extraordinary
 item...................................     6,119       4,691         3,583       (126,328)
                                          --------    --------    ----------    -----------
Loss on early extinguishment of debt
 (net of taxes $1,492)..................        --       2,149         2,149             --
                                          --------    --------    ----------    -----------
Net income (loss).......................     6,119       2,542         1,434       (126,328)
                                          --------    --------    ----------    -----------
Dividends and accretion on mandatorily
 redeemable preferred stock.............        --          --          (593)        (5,850)
Preferred stock conversion..............        --          --            --         (3,105)
                                          --------    --------    ----------    -----------
Net income (loss) available to common
 stockholders...........................  $  6,119    $  2,542    $      841    $  (135,283)
                                          ========    ========    ==========    ===========
Basic net income (loss) per common
 share..................................                          $     0.06    $     (8.60)
                                                                  ==========    ===========
Diluted net income (loss) per common
 share..................................                          $     0.05    $     (8.60)
                                                                  ==========    ===========
Basic weighted average common shares
 outstanding............................                          13,780,156     15,734,208
                                                                  ==========    ===========
Diluted weighted average common shares
 outstanding............................                          15,404,421     15,734,208
                                                                  ==========    ===========

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------        NINE MONTHS ENDED
                                                    COMPANY                    SEPTEMBER 30,
                                          ---------------------------   ---------------------------
                                              1998           1999           1999           2000
                                          ------------   ------------   ------------   ------------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Systems and services...................  $   168,025    $   226,610    $   168,097    $   153,697
 Hardware...............................       14,433         22,717         15,937          8,736
                                          -----------    -----------    -----------    -----------
   Total revenues.......................      182,458        249,327        184,034        162,433
Costs and expenses:
 Cost of systems and services
   revenues.............................       94,775        126,158         93,375        108,799
 Cost of hardware revenues..............       12,134         18,606         13,421          6,968
 Sales and marketing....................       29,651         35,987         26,150         29,143
 Research and development...............       37,139         43,751         34,149         28,102
 General and administrative.............       11,107         11,322          9,033          8,231
 Depreciation and amortization..........       11,981         15,415         11,734         11,107
 Write-down of investment...............        4,778             --             --             --
 Write-off of in-process research and
   development..........................        2,392             --             --             --
 Write-off of MSA.......................        7,193             --             --             --
 Pooling and transaction costs..........        5,033          1,648          1,648          1,900
 Restructuring charge...................           --          5,133          5,133          1,198
 Stock compensation charge..............           --          1,987          1,987             --
                                          -----------    -----------    -----------    -----------
   Total costs and expenses.............      216,183        260,007        196,630        195,448
                                          -----------    -----------    -----------    -----------
Income (loss) from operations...........      (33,725)       (10,680)       (12,596)       (33,015)
                                          -----------    -----------    -----------    -----------
Interest expense (income), net..........       (2,701)        (1,235)          (945)          (891)
Other income, net.......................           --             --             --          3,596
                                          -----------    -----------    -----------    -----------
Income (loss) before income taxes and
 extraordinary item.....................      (31,024)        (9,445)       (11,651)       (28,528)
Provision for income taxes..............        4,252             --             --             --
                                          -----------    -----------    -----------    -----------
Income (loss) before extraordinary
 item...................................      (35,276)        (9,445)       (11,651)       (28,528)
                                          -----------    -----------    -----------    -----------
Loss on early extinguishment of debt
 (net of taxes $1,492)..................           --             --             --             --
                                          -----------    -----------    -----------    -----------
Net income (loss).......................      (35,276)        (9,445)       (11,651)       (28,528)
                                          -----------    -----------    -----------    -----------
Dividends and accretion on mandatorily
 redeemable preferred stock.............      (10,928)                           --             --
Preferred stock conversion..............           --             --             --             --
                                          -----------    -----------    -----------    -----------
Net income (loss) available to common
 stockholders...........................  $   (46,204)   $    (9,445)   $   (11,651)   $   (28,528)
                                          ===========    ===========    ===========    ===========
Basic net income (loss) per common
 share..................................  $     (1.95)   $     (0.27)   $     (0.34)   $     (0.78)
                                          ===========    ===========    ===========    ===========
Diluted net income (loss) per common
 share..................................  $     (1.95)   $     (0.27)   $     (0.34)   $     (0.78)
                                          ===========    ===========    ===========    ===========
Basic weighted average common shares
 outstanding............................   23,668,072     34,803,934     34,575,264     36,672,204
                                          ===========    ===========    ===========    ===========
Diluted weighted average common shares
 outstanding............................   23,668,072     34,803,934     34,575,264     36,672,204
                                          ===========    ===========    ===========    ===========

                                                                         AS OF DECEMBER 31,
                                                   --------------------------------------------------------------
                                                       PREDECESSOR                       COMPANY                        AS OF
                                                   -------------------   ----------------------------------------   SEPTEMBER 30,
                                                     1995       1996      1996       1997       1998       1999         2000
                                                   --------   --------   -------   --------   --------   --------   -------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 14,541   $ 55,858   $59,940   $ 63,914   $ 37,983   $ 33,956     $ 17,900
Working capital..................................    11,487     49,357    65,306     34,870     25,724     33,103       15,462
Total assets.....................................   116,550    176,789    80,393    201,327    221,014    202,935      161,061
Debt, including current portion..................       250        105       756     18,038      1,890         --        1,728
Mandatorily redeemable preferred stock...........        --         --        --     35,607         --         --           --
Stockholders' equity (deficit)...................    (5,640)    38,609    71,395     58,882     98,442    101,301       76,221

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We were founded in December 1995 and have grown primarily through a series of strategic acquisitions. For acquisitions accounted for as a purchase, our consolidated financial statements reflect the financial results of the purchased entities from the respective dates of the purchase. For all transactions accounted for using the pooling of interests method, our consolidated financial statements have been retroactively restated as if the transactions had occurred at the beginning of the earliest period presented. Our acquisitions are summarized in the following table:

                                                                         METHOD OF
                        TRANSACTION                             DATE     ACCOUNTING
                        -----------                           --------   ----------
ALLTEL Healthcare Information Services, Inc., or Alltel.....   1/24/97   Purchase
SDK Medical Computer Services Corporation, or SDK...........   6/26/97   Purchase
Emtek Healthcare Systems, or Emtek, a division of Motorola,
  Inc.......................................................   1/30/98   Purchase
HealthVISION, Inc. (acquired by Transition), or HV..........   12/3/98   Purchase
Transition Systems, Inc., or Transition.....................  12/31/98   Pooling
PowerCenter Systems, Inc., or PCS...........................   2/17/99   Pooling
Intelus Corporation and Med Data Systems, Inc., or Intelus
  and Med Data..............................................   3/31/99   Purchase
MSI Solutions, Inc. and MSI Integrated Services, Inc.,
  collectively MSI..........................................   6/17/99   Pooling

     In July 1999, we sold Med Data for a total sales price of $5.0 million in cash.

     During July 1999, we invested in HEALTHvision, Inc., or HEALTHvision, a Dallas-based, privately held internet healthcare company, in conjunction with VHA, Inc. and General Atlantic Partners, LLC. We purchased 3,400,000 shares of common stock for $34,000, which at the time represented 34% of the outstanding common stock on an as converted basis. HEALTHvision provides Internet solutions to hospital organizations to assist them in improving patient care in the local communities they serve. In connection with our relationship with HEALTHvision, we have entered into a joint marketing arrangement under which both organizations agreed to jointly market products and services to their customers. We account for our investment in HEALTHvision using the equity method of accounting.

     REVENUES

     Revenues are derived from sales of systems and services, which include the licensing of software, software and hardware maintenance, implementation and training, remote hosting, outsourcing, networking services and consulting, and from the sale of computer hardware. Our products and services are generally sold to customers pursuant to contracts that range in duration from three to ten years.

     We have generally licensed our software products pursuant to arrangements that include maintenance for periods that range from three to seven years. For software licenses that are bundled with services and maintenance that require significant implementation efforts and provide for payments upon the achievement of implementation milestones, we have generally recognized revenue using the percentage-of-completion method. Under these arrangements, revenues are recognized over the implementation period, which has typically ranged from 12 to 24 months.

Revenue from other software licenses, which are bundled with long-term maintenance agreements, is recognized on a straight-line basis over the contracted maintenance period. Remote hosting and outsourcing services are marketed under long-term agreements that are generally of five to seven years in duration. Revenues under these arrangements are recognized monthly as the work is performed. Revenues related to other support services, such as training, consulting, and other implementation services, are recognized when the services are performed. We recognize revenues from the sale of hardware upon delivery of the equipment to the customer.

     In 2000, in response to our customers' desire for flexible pricing and more comprehensive bundled information technology solutions, we began to offer our customers the option of purchasing our solutions under arrangements that bundled the software license fees (including the right to future products within the suite sold), implementation, maintenance, outsourcing, remote hosting, networking services and other related services in one comprehensive contract that provides for monthly or annual payments over the term of the contract. We generally recognize revenue under these arrangements on a monthly basis over the term of the contract, which typically ranges from five to ten years.

     The shift toward providing comprehensive bundled solutions, together with the completion in early 2000 of the implementation of some of our contracts accounted for using the percentage-of-completion method, contributed to the decline in our revenue in 2000, particularly in the second and third quarters. Under these comprehensive bundled arrangements, revenues are recognized over the term of the contract consistent with the timing of the performance of all services offered under the arrangement. Generally, less revenue is recognized under these arrangements during the first 12 to 24 months compared to traditional licensing arrangements that we sell. If the level of new contracted business under these comprehensive bundled arrangements increases, we believe that it will mitigate some of the volatility in our revenues. However, if we continue to increase contract signings under these type of arrangements as opposed to our traditional licensing arrangements, our revenues may continue to be adversely affected for the next two to three years as compared to historic results.

     COSTS OF REVENUES

     The principal costs of systems and services revenues are salaries, benefits and related overhead costs for implementation, remote hosting and outsourcing personnel. Other significant costs of systems and services revenues are the amortization of acquired technology, capitalized software development costs and a network services intangible asset. Acquired technology is amortized over three to five years based upon the estimated economic life of the underlying asset, and capitalized software development costs are amortized generally over three years on a straight-line basis commencing upon general release of the related product or based on the ratio that current revenues bear to total anticipated revenues for the applicable product. The network services intangible asset is being amortized on a straight-line basis over three years. Cost of revenues related to hardware sales include only our cost to acquire the hardware from the manufacturer.

     GROSS MARGIN

     The cost of revenues associated with both our traditional licensing arrangements and the more comprehensive arrangements discussed above are primarily related to services, which are expensed as incurred over the service period. The shift to these bundled comprehensive arrangements adversely affected margins in the second and third quarters of 2000 as our costs are greater in the first 12 to 24 months under these arrangements than under the traditional license arrangements. This is due to the costs associated with our providing significant other services, including remote hosting, networking and outsourcing, at the same time we are performing our implementation services, which generally occurs during the early years of the arrangement. This, coupled with the timing of revenues discussed above, contributed to our reduced margins in the second and third quarters of 2000. Although we expect margins to return to historic levels in the long term, as more customers enter into these types of arrangements our margins may continue to be adversely affected.

     In addition, in connection with certain acquisitions, we inherited contracts that did not provide a reasonable margin for the cost and scope of the services involved. In order to build customer loyalty, we continued to honor our commitments under these contracts during 2000 and in some cases performed work outside the scope of these contracts for which we received nominal or no fees. This adversely impacted our margins in the second and third quarter 2000 as we continued to incur costs with minimal incremental revenues. To address this problem, we are negotiating payments for future work under some of these contracts and under some other contracts, we have decided not to continue our work, which has resulted in a write-down in the related accounts receivable. Additionally, we have consolidated our research and development and implementation functions to improve operating efficiencies. While we believe these actions will help to mitigate the future effect of these contracts on our operating results, we believe that margins may continue to be adversely affected as we continue to provide services under these contracts.

     MARKETING AND SALES

     Marketing and sales expenses consist primarily of salaries, benefits, commissions and related overhead costs. Other costs include expenditures for marketing programs, public relations, trade shows, advertising and related communications.

     RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of salaries, benefits and related overhead associated with the design, development and testing of new products by us. We capitalize internal software development costs subsequent to attaining technological feasibility. These costs are amortized as an element of cost of revenues.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of salaries, benefits and related overhead costs for administration, executive, finance, legal, human resources, purchasing and internal systems personnel, as well as accounting and legal fees and expenses.

     DEPRECIATION AND AMORTIZATION

     We depreciate the costs of our tangible capital assets on a straight-line basis over the estimated economic life of the asset, which is generally not longer than five years. Acquisition-related intangible assets, which primarily consist of the value of ongoing customer relationships and goodwill, are amortized based upon the estimated economic life of the asset at the time of the acquisition, and will therefore vary among acquisitions.

     TAXES

     As of December 31, 1999, we had operating loss carryforwards for federal income tax purposes of $92.0 million. The carryforwards expire in varying amounts through 2019 and are subject to certain restrictions. Based on evidence then available, we did not record any benefit for income taxes at December 31, 1998 and 1999, because we believe it is more likely then not that we would not realize our net deferred tax assets. Accordingly, we have recorded a valuation allowance against our total net deferred tax assets.

RESULTS OF OPERATIONS

     COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

     Total revenues for the nine months ended September 30, 2000 decreased $21.6 million, or 11.7%, to $162.4 million, from $184.0 million for the same period in 1999. Systems and services revenues decreased $14.4 million, or 8.6%, to $153.7 million for the nine months ended September 30, 2000 from $168.1 million for the same period in 1999.

     This decrease in revenue was primarily attributable to the shift toward providing comprehensive bundled solutions and the completion of the implementations under traditional licensing arrangements with some of our customers and the contracts we inherited as a result of recent acquisitions, which are all discussed above. In addition, our proposed transactions with Shared Medical Systems Corp., or SMS, and Neoforma.com, Inc., or Neoforma, which we have since abandoned, resulted in a significant diversion of management's time and attention, which also adversely affected revenues during early 2000.

     Hardware revenues decreased $7.2 million, or 45.2%, to $8.7 million for the nine months ended September 30, 2000 from $15.9 million for the same period in 1999. The decrease was primarily due to decreased volume of hardware sales as a result of less hardware-intensive transactions.

     Total cost of revenues increased $9.0 million, or 8.4%, to $115.8 million, or 71.3% of total revenues, for the nine months ended September 30, 2000 from $106.8 million, or 58.0% of total revenues, for the same period in 1999. Increased costs of system and services revenues were partially offset by a decrease in costs of hardware revenues. Systems and services costs increased as a result of higher royalty related expenses associated with revenue recognized during the period, an increased level of outsourcing revenue and associated expenses, and a charge of $8.7 million during the quarter ended September 30, 2000, to write-down some receivables related to contracts assumed in acquisitions. Furthermore, we recorded a charge of $675,000 for other costs related to finalizing our acquisition integrations. These amounts were partially offset by decreased amortization of acquired technology in connection with acquisitions completed in prior years and by cost savings associated with the consolidation of our research and development and implementation functions. We recorded acquisition related amortization of acquired technology and a network services asset of $18.9 million and $13.7 million for the nine months ended September 30, 1999 and 2000, respectively.

     Marketing and sales expenses increased $3.0 million, or 11.4%, to $29.1 million, or 17.9% of total revenues, for the nine months ended September 30, 2000 from $26.1 million, or 14.2% of total revenues, for the same period in 1999. The increase was primarily due to an increase in commissions as the result of an increase in new contracted business for the nine months ended September 30, 2000.

     Research and development expenses decreased $6.0 million, or 17.7%, to $28.1 million, or 17.3% of total revenues, for the nine months ended September 30, 2000 from $34.1 million, or 18.6% of total revenues, for the same period in 1999. The decrease was due primarily to a write-off of $2.8 million of capitalized software development costs related to duplicate products with no alternative future use due to the acquisition of MSI in 1999 and the realization of integration synergies. Research and development expenses that were capitalized were $4.8 million and $4.9 million for the nine months ended September 30, 1999 and 2000, respectively.

     General and administrative expenses decreased $802,000, or 8.9%, to $8.2 million, or 5.1% of total revenues, for the nine months ended September 30, 2000 from $9.0 million, or 4.9% of total revenues, for the same period in 1999. The decrease for the nine months was primarily due to our restructuring plans that were completed in late 1999 and 2000. This was partially offset by a $746,000 write-down of receivables during the nine months ended September 30, 2000.

     Depreciation and amortization decreased $627,000, or 5.3%, to $11.1 million, or 6.8% of total revenues, for the nine months ended September 30, 2000 from $11.7 million, or 6.4% of total revenues, for the same period in 1999. The decrease was primarily the result of certain fixed assets becoming fully depreciated, partially offset by depreciation related to purchases of fixed assets during the nine months ended September 30, 2000. For the nine months ended September 30, 1999 and 2000, respectively, we recorded acquisition related amortization of $5.6 million and $5.4 million.

     During the nine months ended September 30, 1999, we initiated and completed a restructuring of our operations, which resulted in a charge totaling $5.1 million related to the closing of duplicate facilities and the termination of employees. During the nine months ended September 30, 2000, we initiated and completed another restructuring of our operations. This restructuring rationalized employee headcount following our finalizing the integration of our acquisitions. Additionally, we consolidated our research and development and implementation functions. Charges in connection with this restructuring in 2000 totaled $1.2 million.

     Pooling and transaction costs increased $252,000 to $1.9 million for the nine months ended September 30, 2000 from $1.6 million for the same period in 1999. Pooling and transaction costs incurred during the nine months ended September 30, 1999 were related to the poolings of PowerCenter and MSI. The transaction costs during the nine months ended September 30, 2000 were primarily the result of costs associated with the proposed transactions with SMS and Neoforma.

     Other income recorded during the nine months ended September 30, 2000 related to a realized gain on the sale of our investment in SMS of $4.5 million, which was offset in part by a write-down in our investment in equity securities.

     As a result of these factors, net loss increased 144.9% to $28.5 million for the nine months ended September 30, 2000 from $11.7 million in the comparable period of 1999.

     1999 COMPARED TO 1998

     Total revenues increased by $66.8 million, or 36.6%, from $182.5 million in 1998 to $249.3 million in 1999. This increase was caused primarily by the inclusion in 1999 of twelve months of operations of HV compared to only one month in 1998, and nine months of operations of Intelus. Also contributing to the increase was new business contracted in 1999 and incremental sales of hardware.

     Total cost of revenues increased by $37.9 million, or 35.5%, from $106.9 million in 1998 to $144.8 million in 1999. The increase in cost was due primarily to the associated growth in revenues, offset in part by a reduction in expenses related to integrating the acquisitions. As a percentage of total revenues, the total cost of revenues decreased from 58.6% in 1998 to 58.1% in 1999. Included in total cost of revenues is acquisition related amortization expense of $17.2 million and $25.3 million in 1998 and 1999, respectively, related to the amortization of acquired technology and a network services asset.

     Marketing and sales expenses increased by $6.3 million, or 21.2%, from $29.7 million in 1998 to $36.0 million in 1999. The increase in marketing and sales expense was due primarily to the addition of marketing and direct sales personnel following the acquisitions and the continued hiring of additional marketing and direct sales personnel. As a percentage of total revenues, marketing and sales expenses decreased from 16.3% in 1998 to 14.4% in 1999.

     Research and development expenses increased by $6.6 million, or 17.8%, from $37.1 million, or 20.4% of total revenues, in 1998 to $43.8 million, or 17.5% of total revenues, in 1999. These amounts exclude amortization of previously capitalized expenditures, which are recorded as cost of revenues. The increase was due primarily to the inclusion in 1999 of nine months of operations of Intelus, the continued development of our Sunrise Clinical Management product suite and a $2.8 million write-off of previously capitalized research and development expenditures related to duplicate products with no alternate use as a result of the MSI acquisition. In 1999, we wrote off $1.3 million of previously capitalized expenditures related to duplicate products as a result of 1998 acquisitions. Capitalized research and development expenditures increased by $2.4 million, or 55.8%, from $4.3 million in 1998 to $6.7 million in 1999. The increase in capitalized software development costs was primarily due to the acquisitions and the continued development of our Sunrise Clinical Management product suite.

     General and administrative expenses increased by $215,000, or 1.9%, from $11.1 million in 1998 to $11.3 million in 1999. The increase was primarily due to the timing of the purchase acquisitions and was partially offset by savings due to overall expense reductions. As a percentage of total revenues, general and administrative expenses decreased from 6.1% in 1998 to 4.5% in 1999.

     Depreciation and amortization expense increased by $3.4 million, or 28.3%, from $12.0 million in 1998 to $15.4 million in 1999. The increase was due primarily to the amortization of goodwill related to the acquisition of HV. As a percentage of total revenues, depreciation and amortization expense decreased from 6.6% in 1998 to 6.2% in 1999. Included in depreciation and amortization expense is acquisition related amortization of $3.9 million and $7.5 million in 1998 and 1999, respectively.

     During 1999, in connection with the MSI transaction, we recorded a stock compensation charge of $1.0 million related to the required vesting of stock options that were granted to former MSI employees. We also incurred pooling costs of $1.0 million related to the MSI transaction. Additionally, in July 1999, in connection with the formation of HEALTHvision, we incurred a stock compensation charge of $982,000 related to the accelerated vesting of former employees' stock options.

     During the quarter ended June 30, 1999, we initiated a restructuring of our operations. The restructuring was completed during the quarter ended September 30, 1999 and resulted in a charge totaling $5.1 million related to the closing of duplicate facilities and the termination of certain employees.

     As a result of these factors, net loss decreased 73.4% from $35.3 million in 1998 to $9.4 million in 1999.

     1998 COMPARED TO 1997

     Total revenues increased by $35.2 million, or 23.8%, from $147.3 million in 1997 to $182.5 million in 1998. This increase was caused primarily by the inclusion in 1998 of twelve full months of the operations of Alltel and SDK, as well as the inclusion of eleven months of operations of Emtek. Also contributing to the increase was new business contracted in 1998, which was the result of an increase in marketing efforts related to the regional realignment of our operations completed in 1997 and the integration of acquisitions completed in 1997 and 1998.

     Total cost of revenues increased by $11.3 million, or 11.8%, from $95.6 million in 1997 to $106.9 million in 1998. The increase in cost was due primarily to the increase in business activity, offset in part by a reduction in expenses related to integrating the acquisitions. As a percentage of total revenues, total cost of revenues decreased from 64.9% in 1997 to 58.5% in 1998. Included in total costs of revenues is acquisition related amortization expense of $21.9 million and $17.2 million in 1997 and 1998, respectively, related to the amortization of acquired technology and the MSA intangible asset.

     Marketing and sales expenses increased by $6.8 million, or 29.6%, from $22.9 million, or 15.5% of total revenues, in 1997 to $29.7 million, or 16.3% of total revenues, in 1998. The increase was due primarily to the addition of marketing and direct sales personnel following the acquisitions and the regional realignment of our sales operations.

     Research and development expenses increased by $15.8 million, or 73.8%, from $21.4 million, or 14.5% of total revenues, in 1997 to $37.1 million, or 20.4% of total revenues, in 1998. The increase was due primarily to the inclusion in 1998 of twelve full months of the operations of Alltel and SDK and eleven months of Emtek operations, as well as the continued development of our Sunrise Clinical Management product suite. Capitalized research and development expenditures increased by $2.0 million, from $2.3 million in 1997 to $4.3 million in 1998. The increase in capitalized software development costs was due primarily to the acquisitions.

     General and administrative expenses increased by $928,000, or 9.1%, from $10.2 million in 1997 to $11.1 million in 1998. The increase was due primarily to the timing of the acquisitions, partially offset by the savings generated by the rationalization of our administrative, financial and legal organizations. As a percentage of total revenues, general and administrative expenses decreased from 6.9% in 1997 to 6.1% in 1998.

     Depreciation and amortization expense increased by $467,000, or 4.1%, from $11.5 million in 1997 to $12.0 million in 1998. The increase was due primarily to the amortization of the value of ongoing customer relationships and goodwill related to the acquisitions. Partially offsetting this increase was a reduction in goodwill amortization as a result of the re-negotiation of matters relating to the Alltel acquisition. As a percentage of total revenues, depreciation and amortization expense decreased from 7.8% in 1997 to 6.6% in 1998. Included in depreciation and amortization expense is acquisition related amortization of $3.7 million and $3.9 million in 1997 and 1998, respectively.

     We recorded write-offs of acquired in-process research and development of $105.5 million in 1997, of which $92.2 million was attributable to the Alltel acquisition, $7.0 million was attributable to the SDK acquisition and $6.3 million was attributable to an acquisition completed by Transition. Additionally, we recorded a write-off of $2.4 million in 1998 related to Transition's acquisition of HV.

     We recorded a $7.2 million charge during 1998 related to the buyout of a master services agreement. Additionally, we recorded a charge of $4.8 million related to the write down of our investment in Simione Central Holdings, Inc. and recognized $5.0 million of costs related to the merger with Transition.

     As a result of these factors, net loss decreased from $126.3 million in 1997 to $35.3 million in 1998.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the Alltel, SDK and HV acquisitions, we wrote off in-process research and development totaling $92.2 million and $7.0 million in 1997 and $2.4 million in 1998, respectively. These amounts were expensed as non-recurring charges on the respective acquisition dates. These write-offs were necessary because the acquired technology had not yet reached technological feasibility and had no future alternative uses. We are using the acquired in-process research and development to create new products, which will become part of the Sunrise product suite over the next several years. We generally released some products using the acquired in-process technology and expect to release additional products through 2001. We expect that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

     The nature of the efforts required for us to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process technology was determined by estimating the projected net cash flows related to the products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were discounted back to their net present value. The resulting projected net cash flows from these projects were based on management's estimates of revenues and operating profits related to these projects. These estimates were based on several assumptions, including those summarized below for each of the respective acquisitions.

     Through September 30, 2000, revenues and operating profit attributable to the acquired in-process technology have not materially differed from the projections used in determining its value. Throughout 1999 and during the first nine months of 2000, we have continued the development of the in-process technology that was acquired in the transactions. We are installing modules derived from the acquired in-process technology in various field trial sites and have activated some sites. Additionally, we have begun to successfully market certain aspects of the technology to new and existing customers. We expect to continue releasing products derived from the technology through 2001. We continue to believe the projections used reasonably estimate the future benefits attributable to the in-process technology. However, we cannot assure you that deviations from these projections will not occur.

     If these projects to develop commercial products based on the acquired in-process technology are not successfully completed, our sales and profitability may be adversely affected in future periods. Additionally, the value of other intangible assets may become impaired.

     ALLTEL

     The primary purchased in-process technology acquired in the Alltel acquisition was the client-server based core application modules of an integrated clinical software product whose functionality included order management, health information management, physician applications, nursing applications, pharmacy, laboratory and radiology applications and ancillary support. Additionally, the product included functionality facilitating the gathering and analysis of data throughout a healthcare organization, a data integration engine and various other functionality.

     Revenue attributable to the in-process technology was assumed to increase over the twelve-year projection period at annual rates ranging from 234% to 5%, resulting in annual revenues of approximately $27.0 million to $640.0 million. These projections were based on assumed penetration of the existing customer base, new customer transactions, historical retention rates and experiences of prior product releases. The projections reflected accelerated revenue growth in the first five years, 1997 to 2001, as the products derived from the in-process technology were generally released. In addition, the projections were based on annual revenue to be derived from long-term contractual arrangements ranging from seven to ten years. New customer contracts for products developed from the in-process technology were assumed to peak in 2001, with rapidly declining sales volume in the years 2002 to 2003 as other new products were expected to enter the market. The projections assumed no new customer contracts after 2003. Projected revenue in years after 2003 was determined using a 5% annual growth rate, which reflected contractual increases.

     Operating profit was projected to grow over the projection period at rates ranging from 1238% to 5%, resulting in incremental annual operating profit
(loss) of approximately $(5.0) million to $111.0 million. The operating profit projections during the years 1997 to 2001 assumed a growth rate slightly higher than the revenue projections. The higher growth rate was attributable to the increase in revenues discussed above, together with research and development costs then expected to remain constant at approximately $15 million annually. The operating profit projections included a 5% annual growth rate for the years after 2003 consistent with the revenue projections.

     Through September 30, 2000, revenues and operating profit attributable to the acquired in-process technology have not materially differed from the projections used in determining its value. Through September 30, 2000, we continued the development of the in-process technology that was acquired in the Alltel transaction. We have installed modules derived from the acquired in-process technology and are continuing to develop additional functionality from this technology. Additionally, we have begun to successfully market certain aspects of the technology to new and existing customers. We expect to continue releasing products derived from the technology through 2001. We continue to believe the projections used reasonably estimated the future benefits attributable to the in-process technology. However, no assurance can be given that deviations from these projections will not occur.

     The projected net cash flows were discounted to their present value using the weighted average cost of capital. The weighted average cost of capital calculation produces the average required rate of return of an investment in an operating enterprise, based on required rates of return from investments in various areas of the enterprise. The weighted average cost of capital used in the projections was 21%. This rate was determined by applying the capital asset pricing model. This method yielded an estimated average weighted average cost of capital of approximately 16.5%. A risk premium was added to reflect the business risks associated with our stage of development, as well as the technology risk associated with the in-process software, resulting in a weighted average cost of capital of 21%. In addition, the value of customer relationships was calculated using a discount rate of 21% and a return to net tangible assets was estimated using a rate of return of 11.25%. The value of the goodwill was calculated as the remaining intangible value not otherwise allocated to identifiable intangible assets, resulting in an implied discount rate on the goodwill of approximately 28%.

     We used a 21% discount rate for valuing existing technology because this technology faced substantially the same risks as the business as a whole. Accordingly, a rate equal to the weighted average cost of capital of 21% was used. We used a 28% discount rate for valuing in-process technology. The spread over the existing technology discount rate reflected the inherently greater risk of the research and development efforts. The spread reflected the nature of the development efforts relative to the existing base of technology and the potential market for the in-process technology once the products were released.

     We estimated that the costs to develop the purchased in-process technology acquired in the Alltel acquisition into commercially viable products would be approximately $75.0 million in the aggregate through 2001, $15.0 million per year from 1997 to 2001.

     SDK

     The purchased in-process technology acquired in the SDK acquisition comprised three major enterprise-wide modules in the areas of physician billing, home health care billing and long-term care billing; a graphical user interface; a corporate master patient index; and a standard query language module.

     Revenue attributable to the in-process technology was assumed to increase in the first three years of the ten-year projection period at annual rates ranging from 497% to 83%, then to decrease over the remaining years at annual rates ranging from 73% to 14% as other products were released in the market place. Projected annual revenue ranged from approximately $5.0 million to $56.0 million over the term of the projections. These projections were based on assumed penetration of the existing customer base, synergies as a result of the SDK acquisition, new customer transactions and historical retention rates. Projected revenues from the in-process technology were assumed to peak in 2000 and decline from 2000 to 2007 as other new products were expected to enter the market.

     Operating profit was projected to grow over the projection period at annual rates ranging from 1497% to 94% during the first three years, decreasing during the remaining years of the

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

projection period similar to the revenue growth projections described above. Projected annual operating profit ranged from approximately $250,000 to $8 million over the term of the projections.

     Through September 30, 2000, revenues and operating profit attributable to in-process technology have been consistent with the projections. However, we cannot assure you that deviations from these projections will not occur in the future.

     The weighted average cost of capital used in the analysis was 20%. This rate was determined by applying the capital asset pricing model and a review of venture capital rates of return for companies in a similar life cycle stage.

     We used a 20% discount rate for valuing existing and in-process technology because both technologies face substantially the same risks as the business as a whole. Accordingly, a rate equal to the weighted average cost of capital of 20% was used.

     We estimated that the costs to develop the in-process technology acquired in the SDK acquisition would be approximately $1.7 million in the aggregate through the year 2000, comprised of $500,000 in 1998, $600,000 in 1999 and $600,000 in 2000.

     TRANSITION

     In connection with the purchase by Transition of HV, based on an independent appraisal, we recorded $40.6 million of intangible assets, which included $2.4 million of acquired in-process research and development. The amount allocated to acquired in-process research and development represented development projects in areas that had not reached technological feasibility and which had no alternative future use. Accordingly, the amount was charged to operations at the date of the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended September 30, 2000, we used $15.2 million in operations, including approximately $10.5 million of annual employee compensation related liabilities paid during the first quarter. Investing activities used $5.9 million for the purchase of fixed assets and the funding of development costs partially offset by the sale of investments. Financing activities provided $5.0 million, due to borrowings under an equipment financing arrangement, exercise of stock options and the employee stock purchase plan.

     We have a revolving credit facility with a commercial bank providing for maximum borrowings of up to $30.0 million. Available borrowings under this facility are based on accounts receivable and other criteria. As of September 30, 2000, our available borrowings under the facility were approximately $16.4 million and there were no outstanding borrowings under the facility.

     As of September 30, 2000, our principal sources of liquidity consisted of $17.9 million in cash and cash equivalents and our available borrowings under our revolving credit facility of $16.4 million.

     Our future capital requirements will depend upon a number of factors, including the rate of growth of our sales and the timing and level of research and development activities. As of September 30, 2000, we did not have any material commitments for capital expenditures.

     We believe that our available cash and cash equivalents, anticipated cash generated from our future operations and amounts available under the existing revolving credit facility will be sufficient to meet our operating requirements for at least the next twelve months.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. The interpretation provides guidance for issues relating to stock compensation involving employees that arose in applying APB Opinion No. 25. The provisions of FIN 44 were effective July 1, 2000. The adoption of FIN 44 has had no effect on our financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes the SEC staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. On June 26, 2000, the SEC staff issued SAB No. 101-B to provide registrants with additional time to implement guidance contained in SAB No. 101. SAB 101-B delays the implementation date of SAB No. 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. While we continue to study the SEC's recently issued guidance on SAB No. 101, we believe our revenue recognition policies are compliant with the Staff Accounting Bulletin.

                                    BUSINESS

OVERVIEW

     We are a healthcare information technology company. Our solutions assist healthcare organizations in achieving balanced outcomes through an appropriate and sustainable combination of clinical quality, efficient use of resources and patient satisfaction. We have designed our solutions to help our customers deliver better healthcare through information. Our solutions consist of a comprehensive service offering and seven integrated software suites that we market under the Sunrise brand name.

     Our software applications consist of individual product modules that can be implemented in any combination and integrated with our customers' existing information technology systems. We believe the open, modular nature of our software architecture reduces the overall cost of ownership and reduces the time to productive use because our solutions do not require the initial investment and disruption associated with a complete replacement of a customer's existing legacy systems. To facilitate rapid adoption by our customers, we have engineered our solutions to take advantage of Web-based technologies. Our software applications are available to our customers for implementation in-house or through our remote hosting service, and are designed to work in a variety of healthcare settings.

     In addition, we provide a range of services to our customers, including implementation, support, maintenance and training. We also provide outsourcing, remote hosting, network services and business solutions consulting to assist customers in meeting their healthcare information technology requirements. Through this comprehensive service offering and our integrated software suites, we provide our customers with an end-to-end solution for their clinical, financial, and administrative information needs.


     We market our solutions primarily to large healthcare organizations, particularly academic medical centers. We have one or more of our products installed or being installed in over 1,400 facilities in the United States and 9 other countries. We maintain decentralized sales and customer support teams in each of our five North American regions to provide direct, sustained customer contact.


INDUSTRY BACKGROUND


     A HISTORY OF LOW INVESTMENT IN HEALTHCARE INFORMATION TECHNOLOGY. Historically, the healthcare industry has invested relatively less in information technology than some other industries. For example, Dataquest, an independent industry analyst, estimated that in 1995 healthcare organizations invested less than 3% of their revenues in information technology as compared to 7% invested by financial services companies. As a result, while physicians, nurses and other care givers are using leading edge diagnostic and therapeutic technologies, we believe information and workflow remain largely paper-based and depend heavily on word-of-mouth communication. As a result of industry trends, healthcare providers are beginning to make greater investments in healthcare information technology that capitalize on evolving information management technologies. Industry analysts estimate that healthcare organizations spent approximately $17 billion in 1997 for information technology solutions, and anticipate that such expenditures will increase to approximately $28 billion annually by 2002.


     RAPID CHANGE IN THE HEALTHCARE INDUSTRY INCREASES THE NEED FOR INFORMATION TECHNOLOGY. The healthcare industry continues to undergo dramatic change. Throughout the 1990s, the increasing cost of providing healthcare led to the rise of managed care, in which providers were aligned within networks and healthcare delivery followed rules established by health plans in order to qualify for reimbursement. Furthermore, in 1997, Congress passed the Balanced Budget Act, which dramatically decreased Medicare reimbursement to healthcare organizations. As a result, healthcare organizations have become increasingly focused on cost containment and fiscal responsibility. A number of other developments in the last few years have resulted, and will likely continue to result, in significant changes in the healthcare industry:


     - In 1996, Congress passed the Healthcare Information Portability and Accountability Act, referred to as HIPAA, which required HHS to establish standards for information sharing, security and patient confidentiality in healthcare organizations. In December 2000, HHS published its final health data privacy regulations, which will take effect in December 2002. Although HHS has not yet issued final rules on most of the other topics under HIPAA and has yet to issue proposed rules on some topics, we believe these regulations will create a need for advanced information technology that enables healthcare organizations to comply with these emerging requirements.



     - In 1999, the Institute of Medicine, or IOM, published a report entitled "To Err is Human: Building a Safer Health System" chronicling the high rate of avoidable error in patient care, which result in an estimated 44,000 to 98,000 deaths annually.


     - Since the IOM report was released, California has passed legislation requiring the eventual adoption of information technologies aimed at reducing avoidable medical errors. In addition, a consortium of large employers called the Leapfrog Group, which includes such companies as General Motors, General Electric, AT&T and IBM, and whose members reportedly spend $40 billion annually on healthcare, has announced its intention to begin steering its members' employees toward hospitals that, among other things, invest in computerized systems designed to prevent avoidable medical errors.

     As a result, healthcare providers have begun to evaluate the changes they must make to their systems and processes in order to address these developments.

     SHORTCOMINGS OF TRADITIONAL HEALTHCARE INFORMATION SYSTEMS. Traditional healthcare information systems are limited in their ability to support the modernization of healthcare delivery processes or the evolving requirements of managed care, new healthcare legislation and regulations and patient safety initiatives. Traditional systems have generally been oriented toward financial functions, which have focused primarily on the ability to capture charges and generate bills. These traditional systems do not provide updated, real-time information to healthcare organizations to aid clinical decision-making and lessen the increased administrative burdens they face. Furthermore, individual clinical and administrative departments have purchased or developed their own proprietary ancillary systems, resulting in disparate information systems within a single healthcare delivery network that do not operate well with one another. In addition, traditional systems were typically designed to operate in a single facility, which has made them less effective in today's geographically dispersed integrated health networks.

     These forces have increased the need among healthcare organizations for clinical, financial and administrative information technology to help achieve cost-effective, high-quality outcomes. As a result, healthcare providers are increasingly demanding greater investment in integrated information technology solutions that offer all of the core functions required to manage the entire healthcare delivery process. Furthermore, the Internet now allows disparate participants in geographically dispersed health networks to communicate easily with one another to share data and facilitate the flow of information.

THE ECLIPSYS SOLUTION

     Our solutions assist healthcare organizations in achieving balanced outcomes through an appropriate and sustainable combination of clinical quality, resource utilization and patient satisfaction. They provide comprehensive functionality to focus on solving the business issues healthcare organizations face.

     Our solutions are designed to:

     - provide automated processes that improve clinical workflow and support clinical decision-making;

     - integrate clinical, financial and patient satisfaction information to support balanced outcomes;

     - provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;

     - leverage our modular product architecture in order to offer our customers a solution targeted at their particular needs while preserving their investment in existing systems;

     - provide for rapid and cost-effective implementation, whether through the installation of an in-house system or the option of remote hosted services;

     - enable healthcare providers to access patient information and other supporting clinical information, such as medical journals, both through wireless devices within the healthcare facility and over the Internet; and

     - assist our customers in their efforts to improve workflow processes and implement best practices within their organizations through our comprehensive service offerings.

THE ECLIPSYS STRATEGY

     Our objective is to become the leading provider of healthcare information technology solutions to the healthcare industry. Key elements of our strategy include:

     PROVIDE COMPREHENSIVE, INTEGRATED HEALTHCARE INFORMATION TECHNOLOGY SOLUTIONS. Our goal is to continue to provide an integrated software and service offering that represents a comprehensive healthcare information technology solution for our customers. We intend to continue to enhance our existing products and develop new solutions to meet the evolving healthcare information needs of our customers. For example, we have been enhancing our products to take advantage of our eHealthSource architecture, which is a browser-enabled, database-neutral software architecture that supports multiple operating system platforms and can be used across a broad range of computing environments, including the Internet, client-server systems and older mainframe computer systems. We have a team of over 400 internal research, development and technical support professionals dedicated to developing, enhancing, supporting and commercializing new and enhanced healthcare information technology products. For example, we recently began development of a software application focused on the needs of pharmacies within healthcare organizations.

     PROVIDE FLEXIBLE PRODUCT OPTIONS. We intend to continue to offer our customers flexible product and product-delivery options in order to meet their varying information technology requirements. Our software suites can be purchased individually or in any combination, and can be integrated with a customer's existing systems, thereby minimizing cost and disruption. On a combined basis, our software suites provide an integrated solution to the major clinical, financial and administrative needs of a healthcare organization. In addition, we intend to continue to offer our products on both an in-house and a remote-hosted basis, depending on the needs of the customer.

     FURTHER PENETRATE OUR EXISTING CUSTOMER BASE. We believe there is a significant opportunity to sell our integrated healthcare technology solutions to our existing customers, which include large healthcare organizations, particularly academic medical centers. Of these customers, only a few have enterprise-wide healthcare information systems. Our products are installed or being installed in more than 1,400 facilities, and most of these facilities have only one or two of our software applications. We intend to continue to market our solutions aggressively to our customers in order to capitalize on the growth opportunity within our existing customer base.

     EMPLOY A TARGETED MARKETING APPROACH. We intend to continue to target large healthcare organizations, particularly academic medical centers. We believe that these entities are the first to adopt new technology. In addition, we believe that physicians are becoming increasingly involved in the process of selecting information technology. We believe that our clinically oriented products and our inclusion of physicians in the product design process provide us with an advantage as we compete for business. We will also continue to leverage the extensive industry experience of our senior management and sales force in this effort.

PRODUCTS

     Our products perform the core information technology functions required by large healthcare organizations and other healthcare providers throughout the healthcare enterprise. Our software applications are available to our customers for implementation in-house or through our remote hosting service, and are designed to work in a variety of healthcare settings. In addition, our products are designed to work both through wireless devices within a healthcare facility and over the Internet. The following table summarizes our product offerings:



                     PRODUCT                                       PRIMARY FUNCTIONS
------------------------------------------------------------------------------------------------------
 SUNRISE CLINICAL MANAGER                          - Provide clinical rules and information to
                                                     facilitate clinical decision-making
                                                   - Access to patient records
                                                   - On-line ordering of clinical services and
                                                     prescriptions
------------------------------------------------------------------------------------------------------
 SUNRISE ACCESS MANAGER                            - Access to patient information and coordination
                                                     of gathering of additional information at each
                                                     stage of patient care
                                                   - Coordinate scheduling of appointments
------------------------------------------------------------------------------------------------------
 SUNRISE PATIENT FINANCIAL MANAGER                 - Coordinate compliance with managed-care
                                                     contract reimbursement terms, patient billing,
                                                     and third-party reimbursement
------------------------------------------------------------------------------------------------------
 SUNRISE DECISION SUPPORT MANAGER                  - Clinical and financial data repository to
                                                     analyze past clinical, operational and financial
                                                     performance
                                                   - Model future plans and alternatives
                                                   - Measure and monitor performance
------------------------------------------------------------------------------------------------------
 SUNRISE RECORD MANAGER                            - Automated medical record management system
                                                   - Enterprise-wide document and image-management
------------------------------------------------------------------------------------------------------
 SUNRISE ERP MANAGER                               - Supply and materials management, along with
                                                     other financial management tools
------------------------------------------------------------------------------------------------------
 SUNRISE ENTERPRISE APPLICATION INTEGRATOR         - Tools to enable integration of data from
 (EWEBIT)                                            existing legacy systems
------------------------------------------------------------------------------------------------------


     SUNRISE CLINICAL MANAGER. Sunrise Clinical Manager is a physician-oriented application that provides patient information to physicians, nurses and other clinicians at the point-of-care. Sunrise Clinical Manager also allows a physician to enter orders quickly and efficiently into the system and provides clinical decision support at the time of order entry. Sunrise Clinical Manager is designed for use in ambulatory, acute care and other healthcare settings, and includes the following features:

     - Knowledge-based orders, which is a clinical decision support system that automatically provides real-time guidance to physicians by alerting them to possible problems with or conflicts between newly entered orders and existing patient information using the system's rules database. A comprehensive set of clinical rules developed by physicians is available with knowledge-based orders. Customers can modify these existing rules or can develop their own clinical rules.

     - Clinical decision support, which triggers alerts, including by email or pager, upon the occurrence of a specified change in a patient's condition or any other physician-designated event, such as the delivery of unfavorable laboratory results, while relating the new information to information already in the system for that patient.

     - Clinical pathways and scheduled activities lists, which provide access to standardized patient-care profiles and assist in the scheduling of clinical treatment procedures.

     - Order entry, communication and management, which enables physicians to order online prescriptions and laboratory or diagnostic tests or procedures and routes the order to the appropriate department or party within the organization for fulfillment.

     - Clinical documentation, which gathers and presents organized, accurate and timely patient information by accepting and arranging input from caregivers, laboratories or monitoring equipment.

     - Sunrise Universal Viewer, which provides physicians with Web-based access to patient information from within the healthcare facility or at a remote location.

     - Health data repository, which permanently stores clinical and financial information in easily accessible patient care records.

     SUNRISE ACCESS MANAGER. Sunrise Access Manager enables the healthcare provider to identify the patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. The single database structure of Sunrise Access Manager permits simultaneous access to the entire patient record by authorized personnel from any access point on the system. The elements of Sunrise Access Manager include:

     - Patient registration, admission, discharge and transfer.

     - Patient scheduling and resource management, which is used to schedule patient appointments throughout an organization while accounting for patient preferences and resource availability.

     - Enterprise person identifier, which is a single index of all patients and healthcare plan members within a healthcare provider's system that supports searches on the basis of a variety of characteristics, such as name, Social Security number or other demographic data.

     - Managed-care support features, such as verifying insurance eligibility online and compliance with managed-care plan rules and procedures.

     SUNRISE PATIENT FINANCIAL MANAGER. Sunrise Patient Financial Manager uses a single, integrated database for patient-accounting processes, including the automatic generation of patient billing and accounts receivable functions, a system of reimbursement management to monitor receivables, the automation of collection activities and contract compliance analysis, as well as follow-up processing and reporting functions. This product suite supports the growing trend toward the centralized business office for multiple entities, which improves compliance with managed care contracts. Sunrise Patient Financial Manager includes the following functions:

     - Patient accounting, which automates the patient-billing and accounts receivable functions, including bill generation, reimbursement calculation, account follow-up and account write-offs. Paperless processing is achieved through real-time inquiry, editing, sorting, reporting, commenting and updating from other applications, including modules in Sunrise Access Manager and Sunrise Clinical Manager.

     - Contract management, which includes a repository for the payment terms, restrictions, approval requirements and other rules and regulations of each insurance plan and managed care contract accepted by an organization. Contract management is used in conjunction with other Sunrise products to ensure that patient care complies with these rules and regulations.

     - Reimbursement management, which facilitates the monitoring of receivables, performance of collection activity, reconciliation with third parties and analysis of contract compliance and performance.

     SUNRISE DECISION SUPPORT MANAGER. Sunrise Decision Support Manager creates a clinical and financial data repository by integrating data from throughout the enterprise. Sunrise Decision Support Manager gathers information from the many different departmental information systems through connections that enable concurrent updating of distributed data. The data can then be analyzed to determine the patient-level costs of care and identify areas for improvement. This information allows the organization to evaluate its cost structure, make changes in clinical processes to reduce costs and accurately price reimbursement contracts on a profitable basis. Sunrise Decision Support Manager also analyzes and measures clinical process and outcomes data, helping to identify the practice patterns that most consistently result in the highest quality care at the lowest cost. Sunrise Decision Support Manager is an important component of our customers' ability to measure and document improved clinical outcomes and return on investment. Sunrise Decision Support Manager includes support for:

     - case mix, reimbursement and utilization management;

     - cost and profitability analysis; and

     - strategic planning, modeling and forecasting.

     SUNRISE RECORD MANAGER. Sunrise Record Manager is designed to meet the healthcare information management needs of organizations of virtually any size. It includes comprehensive applications for clinical data management and enterprise-wide document and image-management functions designed to improve productivity, efficiency and accountability. Sunrise Record Manager provides multiple users with convenient and concurrent access to information, wherever they may be throughout the organization. Sunrise Record Manager includes:

     - management of patient charts, including tracking, chart requests and release of information;

     - transcription and electronic signature functions;

     - medical records abstracting and medical image viewer, which make medical information more readily accessible to caregivers; and

     - concurrent care manager, which facilitates coordination of the efforts of all providers involved in the care of the patient.


     SUNRISE ERP MANAGER. Sunrise ERP Manager is an enterprise resource planning product that has been specifically designed for the healthcare industry. Among other things, it recognizes the close relationship between the materials management function and the surgery department, which is generally the largest consumer of medical supplies in a hospital. Sunrise ERP Manager largely automates the cost-intensive process of ordering, paying for and tracking supplies. It includes tools for managing materials and accounts payable.


     SUNRISE ENTERPRISE APPLICATION INTEGRATOR (EWEBIT). Sunrise Enterprise Application Integrator provides tools to enable the integration of data from a customer's existing systems. As integrated health networks emerge, the individual entities within the network will often have their own different information systems. The clinical and financial data in these disparate systems must be integrated to provide an enterprise-wide view. Sunrise Enterprise Application Integrator's product suite includes tools to achieve this integration, primarily through the use of Web-based integration technologies. Sunrise Enterprise Application Integrator achieves a comprehensive integration solution which provides:

     - a Web-based composite view of data from different information systems;

     - data sharing among disparate information systems; and

     - enterprise security and single system sign-on capabilities.

     HARDWARE AND RELATED OFFERINGS. Finally, as part of our commitment to being a comprehensive healthcare information solutions provider, we also sell a variety of desktop, network and platform solutions including hardware, middleware and related services.

SERVICES

     Drawing on the functionality and flexibility of our software products, we offer a range of professional services as part of our healthcare information technology solutions. These services consist of the following:

     - IMPLEMENTATION, PRODUCT SUPPORT, TRAINING AND MAINTENANCE -- To facilitate successful product implementation, our consultants assist our customers with initial installation of a system, conversion of their historical data and ongoing training and support. We offer 24-hour support and electronic distribution to provide our customers with the latest information regarding our products. We also provide regular maintenance releases to our customers. Our service and support activities are supplemented by comprehensive training programs, including introductory training courses for new customers and seminars for existing customers, to allow them to take full advantage of the capabilities of our products. We believe that a high level of service and support is critical to our success. Furthermore, we believe that a close and active service and support relationship is important to customer satisfaction and provides us with important information regarding evolving customer requirements and additional sales opportunities.

     - OUTSOURCING SERVICES -- We assume the management of the customer's entire information-technology function onsite using our employees. Outsourcing services include facilities management, network outsourcing and transition management.

          - Facilities management enables our customers to improve their information-technology operations by having us assume responsibility for all aspects of the customer's onsite information-technology operations, from equipment to human resources.

          - Network outsourcing provides our customers with total healthcare information network support, relieving them of the need to secure and maintain expensive resources in a rapidly changing technological environment.

          - Transition management offers our customers a solution for migrating their information technology to new processes, technologies or platforms without interfering with the existing rules and initiatives critical to the delivery of healthcare.

     - REMOTE HOSTING SERVICES -- We assume the complete processing of our customers' applications from our Technology Solutions Center using our equipment and personnel. This service frees an organization from the need to maintain the environment, equipment and technical staff required for systems processing and offers support for an organization's fault-management, configuration-management and utilization-management processes.

     - NETWORK SERVICES -- We offer a comprehensive package of services that enable our customers to receive critical data quickly and accurately without incurring a substantial increase in cost. We assess changes in network utilization and function, forecast any necessary upgrades to accommodate the customer's growth and design any changes necessary to provide the customer with the required performance and functionality. We offer our services in various forms, ranging from onsite assistance on a time-and-expense basis to complete turnkey project deliveries with guaranteed fixed price rates.

     - BUSINESS SOLUTIONS CONSULTING -- Our business solutions services aid our customers in achieving improved return on investment through their use of information obtained from our products. The members of our business solutions group have wide and varied experience in healthcare delivery and healthcare information management, enabling them to help customers effectively manage change that will ensure maximum return on investment and improved outcomes.

TECHNOLOGY

     We have defined a single, unifying software architecture for our products, referred to as SOLA, which stands for Structured Object Layered Architecture. We have continually enhanced and expanded SOLA and recently renamed it eHealthSource. eHealthSource is engineered to achieve the following objectives:

     - to remain open and modular;

     - to be scalable and flexible;

     - to increase speed of implementation; and

     - to reduce the total cost of ownership.

     We are in the process of enhancing each software suite to take advantage of our eHealthSource architecture, which we believe will facilitate integration, enhance automation, increase reliability and improve security and workflow processes. eHealthSource draws on a Web-based, thin-client architecture to integrate business logic with an intuitive graphical user interface, thereby enhancing automation and reducing the cost of ownership. This thin-client architecture enables the user interface to be improved without disturbing the core application set and facilitates integration of our products with new operating systems, display environments and devices.

     eHealthSource also features a high-performance rules engine to implement a sizable portion of the business logic for our products. These rules guide clinical and business workflow, clinical decision support for order entry, clinical and financial event monitoring and screen logic, enabling structured development of new applications while maintaining consistency across applications. Because the rules are managed and stored as data, customers are able to update the business logic without modifying and distributing new code. This enables customers to reduce programming expenses, while enhancing the flexibility of our applications and facilitating their rapid adoption. eHealthSource features a seamless and consistent architecture which promotes reliability.

     eHealthSource also uses advanced technology to maintain security both across Internet connections and within an organization's internal network. This ability to support secure communications and incorporate reliable protocols for authenticating users and services enhances the ability of an organization to maintain the confidentiality of patient information.

CUSTOMERS, MARKETING AND SALES

     Our marketing and sales efforts focus on large health care organizations, primarily academic medical centers. We sell our products and services in North America exclusively through our direct sales force. Management of the sales force is decentralized, with five regional presidents having primary responsibility for sales and marketing within their regions. National account representatives manage some multi-region accounts. Within each region, the direct sales force is generally organized into two groups, one focused principally on generating sales to new customers and the other focused on additional sales to existing customers. The direct sales force works closely with our implementation and product line specialists. Supporting the field staff is a team of domain experts who have extensive experience and expertise in their specific field. A significant component of compensation for all direct sales personnel is performance based, although we base incentive compensation on a number of factors in addition to actual sales, including customer satisfaction and accounts receivable performance.


     In addition to the United States, we have customers in Australia, Belgium, Canada, France, Germany, The Netherlands, New Zealand, Singapore and the United Kingdom.


RESEARCH AND DEVELOPMENT

     We believe that our future success depends in large part on our ability to maintain and enhance our current product line, develop new products, maintain technological competitiveness and meet an expanding range of customer requirements. Our current development efforts are focused on enhancing our products to utilize the eHealthSource architecture and the development of additional functionality and applications for our existing software applications.


     As of December 31, 2000, our research, development and technical support organization consisted of over 400 employees. Our research and development expenses were $43.8 million for the year ended December 31, 1999 and $28.1 million for the nine months ended September 30, 2000.


COMPETITION


     The market for our products and services is intensely competitive and is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. Our principal competitors include Cerner Corp., McKessonHBOC Inc., IDX Systems Corp. and Shared Medical Systems, which was acquired by Siemens AG in 2000. We also face competition from providers of practice-management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants.


     A number of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we do. We also expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. We believe that the principal factors affecting competition in the healthcare information technology market include product functionality, performance, flexibility and features, use of open standards technology, quality of service and support, company reputation, price and overall cost of ownership.

PROPRIETARY RIGHTS

     We are dependent upon our proprietary information and technology. We rely primarily on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect our rights in our software products and other proprietary technology. We require third-party consultants and contractors to enter into nondisclosure agreements to limit use of, access to and distribution of our proprietary information. In addition, we currently require employees who receive stock option grants under any of our stock option plans to enter into nondisclosure agreements. We cannot assure you, however, that these protections will be adequate to prevent misappropriation of our proprietary rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps we have taken to protect our proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products, reverse engineer such products or otherwise obtain and use information that we regard as proprietary. In certain limited instances, customers can access source-code versions of our software, subject to contractual limitations on the permitted use of such source code. Although our license agreements with such customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, there can be no assurance that others will not independently develop technologies similar or superior to our technology or design around our proprietary rights.

EMPLOYEES


     As of December 31, 2000, we employed 1,460 people, including 689 in field operations, sales, account management, implementation and education; 631 in research, development and product delivery; and 140 in marketing, finance, human resources, legal and other administrative functions. Our success depends on our continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the information-technology industry, particularly for talented software developers, service consultants, and sales and marketing personnel. There can be no assurance that we will be able to attract and retain qualified personnel in the future. Our employees are not represented by any labor unions. We considers our relations with our employees to be good.


FACILITIES


     We are headquartered in Delray Beach, Florida, where we lease office space under several leases expiring at various times through June 2003. In addition, we maintain leased office space in cities throughout the United States and in Australia, Canada, Belgium and the United Kingdom. These leases expire at various times through June 2009.


LEGAL PROCEEDINGS

     We are not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors, and their ages as of December 31, 2000, are as follows:


                   NAME                     AGE                     TITLE
                   ----                     ---                     -----
Harvey J. Wilson..........................  61    Chief executive officer and chairman of
                                                  the board of directors
James E. Hall.............................  67    President and chief operating officer
Gregory L. Wilson.........................  31    Senior vice president, chief financial
                                                  officer and treasurer
T. Jack Risenhoover, II...................  35    Senior vice president, general counsel and
                                                  secretary
Steven A. Denning(2)......................  52    Director
G. Fred DiBona(2).........................  49    Director
Eugene V. Fife(1)(2)......................  60    Director
William E. Ford(1)........................  39    Director
Jay B. Pieper (1).........................  57    Director

---------------
(1) Member of the audit committee

(2) Member of the executive development and compensation committee

     Harvey J. Wilson, our founder, served as our president, chief executive officer and chairman of the board of directors since we were formed in December 1995 until February 1999, and continues to serve as chief executive officer and chairman of the board of directors. Mr. Wilson was a co-founder of Shared Medical Systems Corporation, or SMS, a healthcare information systems provider. Mr. Wilson is a director of Philadelphia Suburban Corporation, a water utility company. Harvey Wilson is the father of Gregory Wilson, our chief financial officer.

     James E. Hall has served as our chief operating officer since January 1997 and became president in February 1999. From August 1995 to January 1997, Mr. Hall was senior vice president of sales and marketing for Multimedia Medical Systems, Inc., a clinical information systems company.

     Gregory L. Wilson has served as our senior vice president, chief financial officer and treasurer since December 1999. From January to December 1999, he served as our president of the Southeast region and, from April 1997 to January 1999, as our vice president of mergers and acquisitions. Before joining us, Mr. Wilson was a vice president and healthcare services equity analyst for Lehman Brothers, from March 1996 to April 1997. From May 1995 to March 1996, Mr. Wilson was a vice president of Needham & Co., an investment bank. Gregory Wilson is the son of Harvey Wilson.

     T. Jack Risenhoover, II has served as vice president and general counsel from February 1997 through February 2000, and as senior vice president and general counsel since March 2000. From May 1994 to January 1997, Mr. Risenhoover was general counsel for The Right Angle, Inc., a marketing firm.


     Steven A. Denning has served on our board of directors since March 1997. Mr. Denning is the executive managing member of General Atlantic Partners LLC, a private equity firm focused exclusively on Internet and information technology investments on a global basis, and has been with General Atlantic Partners, LLC (or its predecessor) since 1980. Mr. Denning is also a director of Infogrames, Inc., an interactive entertainment software development company, EXE Technologies, Inc., a supply chain execution software company, Manugistics Group, Inc., a supply chain management software company, and Exult, Inc., an Internet-enabled human resources outsourcing company.

     G. Fred DiBona has served on our board of directors since May 1996. Since 1990, Mr. DiBona has been the president and chief executive officer of Independence Blue Cross and its subsidiaries. Mr. DiBona is also a director of Magellan Health Services, Inc., a specialized managed healthcare company, Exelon Corporation, a public energy holding company, Philadelphia Suburban Corporation, a water utility company, and Tasty Baking Company, a packaged foods company.



     Eugene V. Fife has served on our board of directors since May 1997. Since September 1999, Mr. Fife has served as the founding principal of Vawter Capital, L.L.C., a private equity investment firm. From September 1996 to December 1999, Mr. Fife served as the co-chairman and chief executive officer of Illuminis, Inc., a clinical information systems company. Mr. Fife was formerly a general partner in Goldman, Sachs & Co. where he served as a member of its management committee and as chairman of Goldman Sachs International. Mr. Fife retired from Goldman, Sachs & Co. in 1995, and remained a limited partner of the firm until May 1999, at which time he became a senior director of the firm in which capacity he continues to serve.



     William E. Ford has served on our board of directors since May 1996. Mr. Ford is a managing member of General Atlantic Partners, LLC, and has been with General Atlantic since 1991. Mr. Ford also serves as a director of E*Trade Group, Inc., an on-line investment services company, Priceline.com Incorporated, a buyer-driven e-commerce company, Prime Response, Inc., an enterprise customer relationship management software company, and Tickets.com, Inc., an automated ticketing solutions company.


     Jay B. Pieper has served on our board of directors since May 1996. Since May 1995, Mr. Pieper has served as vice president of corporate development and treasury affairs for Partners HealthCare System, Inc., the parent of Brigham and Women's Hospital and Massachusetts General Hospital in Boston, Massachusetts. From March 1986 to May 1995, Mr. Pieper was senior vice president and chief financial officer for Brigham and Women's Hospital.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 200,000,000 shares of common stock, 5,000,000 shares of non-voting common stock and 5,000,000 shares of preferred stock, of which 100,000 have been designated Series A Junior Participating Preferred Stock. As of December 29, 2000, there were 37,133,040 shares of common stock outstanding held by 180 stockholders of record. No shares of non-voting common stock or preferred stock are outstanding.


     The following summary of the provisions of the common stock, non-voting common stock, preferred stock, amended and restated certificate of incorporation, amended and restated by-laws and rights plan is not intended to be complete and is qualified by reference to the provisions of applicable law and to the restated certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK AND NON-VOTING COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of non-voting common stock do not have voting rights other than as provided by statute. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock and non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock and non-voting common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock and non-voting common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock and non-voting common stock are, and the shares of common stock offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

     Shares of non-voting common stock may be converted, at the holder's option, into shares of common stock at the rate of one share of common stock for each share of non-voting common stock surrendered for conversion, subject to adjustments in some cases. The holder can elect to convert all or any part of its non-voting common stock at any time, except that, if the holder is subject to federal banking regulations, the holder may only convert in connection with specified sales of the common stock to be issued upon the conversion.

PREFERRED STOCK

     Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series. Any series of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

     In connection with the adoption of the rights plan discussed below, the board of directors designated 100,000 of these shares as Series A Junior Participating Preferred Stock.

RIGHTS PLAN

     Under our shareholder rights plan, each share of our common stock has one associated preferred stock purchase right. The description and terms of the rights are set forth in a Rights Agreement dated as of July 26, 2000 between us and Fleet National Bank, as rights agent. The rights will expire on July 26, 2010, unless the rights are redeemed or exchanged before that time.

     Each right entitles the registered holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, $.01 par value per share, at a purchase price of $65.00 per right, subject to adjustment. In general, the rights are not exercisable unless and until a person or group, other than an exempt person, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock or commences a tender or exchange offer that would result in that person or group owning 15% or more of the outstanding shares of our common stock. Exempt persons are General Atlantic Partners LLC, its officers and directors and affiliates. With specified exceptions, if any person or group, other than an exempt person, becomes the beneficial owner of 15% or more of the shares of our common stock, each right not owned by the 15% stockholder will entitle its holder to purchase that number of shares of our common stock which equals $65.00 divided by one-half of the market price of our common stock at that time.


     In addition, following an acquisition of our common stock described in the prior sentence, if we are involved in a merger or other business combination transaction with another entity in which we are not the surviving corporation or in which our common stock is changed or converted, or if we sell or transfer 50% or more of our assets or earning power to another entity, each right will generally entitle its holder to purchase that number of shares of common stock of the acquiror which equals the exercise price of the right divided by one-half of the market price of that common stock at such time. We also have the ability to amend the rights plan or to redeem the rights at $.001 per right subject to specified restrictions.


     Until a right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the right, including without limitation the right to vote or to receive dividends.

     The rights have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us in a manner or on terms not approved by our board of directors. The rights, however, are intended not to deter any prospective offeror willing to negotiate in good faith with our board of directors, and the rights should not interfere with any merger or other business combination approved by our board of directors.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware corporate statute. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Our certificate of incorporation provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of our capital stock entitled to vote. Under our certificate of incorporation, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

     Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation also provides that special meetings of the stockholders may only be called by the chairman of the board, the president or the board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with specified requirements regarding advance notice to us. These provisions could have the effect of delaying, until the next stockholders meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the common stock, because the person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders' meeting, and not by written consent.

     The Delaware corporate statute provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and our by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     Our certificate of incorporation contains provisions permitted under the Delaware corporate statute relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in some circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware corporate statute. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is EquiServe, L.P.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Market Corp. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
     Goldman, Sachs & Co. ..................................
     CIBC World Markets Corp. ..............................
     U.S. Bancorp Piper Jaffray Inc.........................
                                                                 ---------
          Total.............................................     5,000,000
                                                                 =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from us to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

                                Paid by Eclipsys

                                                                  No            Full
                                                               Exercise       Exercise
                                                              -----------   -------------
     Per share..............................................   $              $
     Total..................................................   $              $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.


     We have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., subject to limited exceptions. In addition, each of our executive officers and directors, stockholders affiliated with our directors and certain other stockholders have agreed with the underwriters not to sell, dispose of or hedge any of their common stock, or securities convertible into or exchangeable for shares of common stock, for the same 90-day period. These executive officers, directors and stockholders together hold more than 12.8 million shares of common stock as of December 29, 2000.


     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. Naked short sales are any sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


     We estimate that our expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.


     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to us, for which they have in the past received, and may in the future receive, customary fees.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-3 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                           INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     - Our Annual Report on Form 10-K for the year ended December 31, 1999, filed March 29, 2000, as amended by our Annual Report on Form 10-K/A, filed April 28, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;


     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000;


     - Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 14, 2000; and

     - Our Current Reports on Form 8-K filed on April 3, 2000, May 30, 2000, May 31, 2000 and August 8, 2000.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

          Eclipsys Corporation
          Attention: T. Jack Risenhoover, II
          777 East Atlantic Avenue
          Suite 200
          Delray Beach, Florida 33483
          (561) 243-1440

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and as of
  September 30, 2000 (unaudited)............................  F-3
Consolidated Statements of Operations for the years ended
  December 31,
  1997, 1998 and 1999 and for the nine months ended
  September 30, 1999
  and 2000 (unaudited)......................................  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31,
  1997, 1998 and 1999 and for the nine months ended
  September 30, 1999
  and 2000 (unaudited)......................................  F-5
Consolidated Statement of Stockholders' Equity for the years ended
  December 31, 1997, 1998 and 1999 and for the nine months
  ended
  September 30, 2000 (unaudited)............................  F-7
Notes to the Consolidated Financial Statements..............  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and the Stockholders of Eclipsys Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Eclipsys Corporation and its subsidiaries at December 31, 1998 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
February 18, 2000, except as to
Note 15 which is as of March 30, 2000

                              ECLIPSYS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                             ---------------------   SEPTEMBER 30,
                                                               1998        1999          2000
                                                             ---------   ---------   -------------
                                                                                      (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................   $  37,983   $  33,956     $  17,900
  Investments.............................................      17,003          --            --
  Accounts receivable, net of allowance for doubtful
    accounts of $3,724, $3,692 and $14,711 (unaudited)....      62,324      77,254        63,739
  Inventory...............................................         517         660           437
  Other current assets....................................      10,013      11,800        10,096
                                                             ---------   ---------     ---------
    Total current assets..................................     127,840     123,670        92,172
Property and equipment, net...............................      12,620      14,522        15,697
Capitalized software development costs, net...............       5,248       7,944        10,836
Acquired technology, net..................................      43,318      33,161        23,993
Intangible assets, net....................................      25,928      16,858        10,077
Other assets..............................................       6,060       6,780         8,286
                                                             ---------   ---------     ---------
    Total assets..........................................   $ 221,014   $ 202,935     $ 161,061
                                                             =========   =========     =========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Deferred revenue........................................   $  51,366   $  49,279     $  45,294
  Current portion of long-term debt.......................       1,890          --           551
  Other current liabilities...............................      48,860      41,288        30,865
                                                             ---------   ---------     ---------
    Total current liabilities.............................     102,116      90,567        76,710
Deferred revenue..........................................      16,700       8,803         5,083
Long-term debt............................................          --          --         1,177
Other long-term liabilities...............................       3,756       2,264         1,870
Commitments and contingencies
Stockholders' equity:
  Preferred stock:
    Series A, convertible preferred stock of PCS..........           1          --            --
  Common stock:
    Voting, $.01 par value, 200,000,000 shares authorized;
       issued and outstanding 32,177,452, 36,303,825 and
       36,860,060 (unaudited).............................         321         363           368
    Non-voting, $.01 par value, 5,000,000 shares
       authorized; issued and outstanding 896,431, 0 and 0
       (unaudited)........................................           9          --            --
  Non-voting common stock warrant.........................         395          --            --
  Unearned stock compensation.............................      (1,623)       (320)         (212)
  Additional paid-in capital..............................     241,975     254,085       257,336
  Accumulated deficit.....................................    (142,680)   (152,500)     (181,028)
  Accumulated other comprehensive income..................          44        (327)         (243)
                                                             ---------   ---------     ---------
    Total stockholders' equity............................      98,442     101,301        76,221
                                                             ---------   ---------     ---------
         Total liabilities and stockholders' equity.......   $ 221,014   $ 202,935     $ 161,061
                                                             =========   =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                     NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                           ------------------------------------   ------------------------
                                              1997         1998         1999         1999         2000
                                           ----------   ----------   ----------   ----------   -----------
                                                                                        (UNAUDITED)
Revenues:
  Systems and services...................  $  142,908   $  168,025   $  226,610   $  168,097   $  153,697
  Hardware...............................       4,420       14,433       22,717       15,937        8,736
                                           ----------   ----------   ----------   ----------   ----------
    Total revenues.......................     147,328      182,458      249,327      184,034      162,433
                                           ----------   ----------   ----------   ----------   ----------
Costs and expenses:
  Cost of systems and services
    revenues.............................      92,635       94,775      126,158       93,375      108,799
  Cost of hardware revenues..............       2,991       12,134       18,606       13,421        6,968
  Sales and marketing....................      22,902       29,651       35,987       26,150       29,143
  Research and development...............      21,369       37,139       43,751       34,149       28,102
  General and administrative.............      10,179       11,107       11,322        9,033        8,231
  Depreciation and amortization..........      11,514       11,981       15,415       11,734       11,107
  Write-down of investment...............          --        4,778           --           --           --
  Write-off of in-process research and
    development..........................     105,481        2,392           --           --           --
  Write-off of MSA.......................          --        7,193           --           --           --
  Pooling and transaction costs..........          --        5,033        1,648        1,648        1,900
  Restructuring charge...................          --           --        5,133        5,133        1,198
  Stock compensation charge..............          --           --        1,987        1,987           --
                                           ----------   ----------   ----------   ----------   ----------
    Total costs and expenses.............     267,071      216,183      260,007      196,630      195,448
                                           ----------   ----------   ----------   ----------   ----------
Loss from operations.....................    (119,743)     (33,725)     (10,680)     (12,596)     (33,015)
                                           ----------   ----------   ----------   ----------   ----------
Interest income, net.....................       1,511        2,701        1,235          945          891
Other income, net........................          --           --           --           --        3,596
                                           ----------   ----------   ----------   ----------   ----------
Loss before income taxes.................    (118,232)     (31,024)      (9,445)     (11,651)     (28,528)
Provision for income taxes...............       8,096        4,252           --           --           --
                                           ----------   ----------   ----------   ----------   ----------
Net loss.................................    (126,328)     (35,276)      (9,445)     (11,651)     (28,528)
                                           ----------   ----------   ----------   ----------   ----------
Dividends and accretion on mandatorily
  redeemable preferred stock.............      (5,850)     (10,928)          --           --           --
Preferred stock conversion...............      (3,105)          --           --           --           --
                                           ----------   ----------   ----------   ----------   ----------
Net loss available to common
  stockholders...........................  $ (135,283)  $  (46,204)  $   (9,445)  $  (11,651)  $  (28,528)
                                           ==========   ==========   ==========   ==========   ==========
Loss per share:
Basic and diluted net loss per common
  share..................................  $    (8.60)  $    (1.95)  $    (0.27)  $    (0.34)  $    (0.78)
                                           ==========   ==========   ==========   ==========   ==========
Basic and diluted weighted average common
  shares outstanding.....................  15,734,208   23,668,072   34,803,934   34,575,264   36,672,204
                                           ==========   ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                            --------------------------------   ---------------------
                                              1997        1998       1999        1999        2000
                                            ---------   --------   ---------   ---------   ---------
                                                                                    (UNAUDITED)
Operating activities:
  Net loss................................  $(126,328)  $(35,276)  $  (9,445)  $ (11,651)  $ (28,528)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
    Depreciation and amortization.........     33,426     29,932      42,134      31,747      27,019
    Tax benefit of stock option
      exercises...........................      1,626      1,171          --          --          --
    Provision for bad debts...............        750      1,100       2,304       1,576       2,705
    Write-down of accounts receivable.....         --         --          --          --       9,400
    Loss on disposal of property and
      equipment...........................        557          8          --          --          --
    Write-off of in-process research and
      development.........................    105,481      2,392          --          --          --
    Write-off of MSA intangible asset.....         --      7,193          --          --          --
    Write-down of investment..............         --      4,778          --          --         802
    Gain on sale of investment............         --         --          --          --      (4,462)
    Write-off of capitalized software
      development costs...................         --      1,306       2,790       2,790          --
    Stock compensation expense............         38        150       2,285       2,250         108
  Changes in operating assets and
    liabilities, net of acquisitions:
    Accounts receivable...................     (8,263)    (1,712)     (9,967)     (6,231)        262
    Inventory.............................        655        349        (143)         91        (102)
    Other current assets..................        (84)     3,301      (1,411)     (1,447)      2,900
    Other assets..........................        (71)    (1,562)     (1,521)        289      (2,444)
    Deferred taxes........................      3,301         --          --          --          --
    Deferred revenue......................       (860)    17,300     (11,863)     (8,406)     (8,762)
    Other current liabilities.............      4,005      2,253      (8,732)     (6,340)    (13,679)
    Other long-term liabilities...........       (148)      (971)       (114)         (5)       (394)
                                            ---------   --------   ---------   ---------   ---------
         Total adjustments................    140,413     66,988      15,762      16,314      13,353
                                            ---------   --------   ---------   ---------   ---------
    Net cash provided by (used in)
      operating activities................     14,085     31,712       6,317       4,663     (15,175)

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                            --------------------------------   ---------------------
                                              1997        1998       1999        1999        2000
                                            ---------   --------   ---------   ---------   ---------
                                                                                    (UNAUDITED)
Investing activities:
  Purchase of investments.................       (750)   (33,591)         --          --      (7,905)
  Maturities of investments...............        250     16,838      17,003      17,003          --
  Sale of investments.....................         --        250          --          --      12,432
  Purchase of property and equipment,
    net of acquisitions...................     (4,314)    (5,951)     (8,477)     (5,698)     (5,571)
  Capitalized software development
    costs.................................     (2,303)    (4,329)     (6,747)     (4,847)     (4,905)
  Acquisitions, net of cash acquired......   (111,650)   (29,259)    (25,000)    (25,000)         --
  Proceeds from sale of business..........         --         --       5,000       5,000          --
  Payments under MSA......................         --    (16,000)         --          --          --
  Changes in other assets.................     (6,094)    (5,565)         --          --          --
                                            ---------   --------   ---------   ---------   ---------
    Net cash used in investing
      activities..........................   (124,861)   (77,607)    (18,221)    (13,542)     (5,949)
Financing activities:
  Borrowings..............................     10,713     18,940      20,000      20,000       2,012
  Payments on borrowings..................     (1,018)   (35,088)    (20,000)    (20,000)       (284)
  Distributions -- MSI....................       (495)      (585)       (375)       (377)         --
  Sale of common stock....................         52     65,399          --          --          --
  Sale of preferred stock.................     73,764      9,000          --          --          --
  Sale of mandatorily redeemable
    preferred stock.......................     30,000         --          --          --          --
  Redemption of mandatorily
    redeemable preferred stock............         --    (38,771)         --          --          --
  Exercise of warrants....................         --         --          --          --           4
  Exercises of stock options..............      1,132      1,266       6,036       5,905       1,760
  Employee stock purchase plan............         74        287       2,587       1,893       1,492
                                            ---------   --------   ---------   ---------   ---------
    Net cash provided by financing
      activities..........................    114,222     20,448       8,248       7,421       4,984
Effect of exchange rates on cash and cash
  equivalents.............................         28         16        (371)         20          84
Net increase (decrease) in cash and cash
  equivalents.............................      3,474    (25,431)     (4,027)     (1,438)    (16,056)
Cash and cash equivalents -- beginning of
  year....................................     59,940     63,414      37,983      37,983      33,956
                                            ---------   --------   ---------   ---------   ---------
Cash and cash equivalents -- end of
  year....................................  $  63,414   $ 37,983   $  33,956   $  36,545   $  17,900
                                            =========   ========   =========   =========   =========
Cash paid for interest....................  $     990   $    612   $     124
                                            =========   ========   =========
Cash paid for income taxes................  $   2,944   $  4,364   $     758
                                            =========   ========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  VOTING AND
                                                                                                 PREFERRED STOCK
                                                  NON-VOTING                  ----------------------------------------------------
                                                 COMMON STOCK       COMMON         SERIES A              SERIES D         SERIES E
                                             --------------------    STOCK    -------------------   -------------------   --------
                                               SHARES      AMOUNT   WARRANT     SHARES     AMOUNT     SHARES     AMOUNT    SHARES
                                             -----------   ------   -------   ----------   ------   ----------   ------   --------
BALANCE AT DECEMBER 31, 1996...............  $15,610,276    $156      395      1,020,000    $ 11
Issuance of Series D Preferred stock.......                                                          4,981,289    $ 50
Acquisition of Alltel......................                                                          2,077,497      21
Issuance of Series E Preferred stock.......                                                                                896,431
Issuance of common stock warrants..........
Exchange of Series A for Series F..........                                   (1,000,000)    (10)
Stock warrant exercise -- PCS..............       46,926       1
Acquisition of SDK.........................      499,997       5
Acquisition of Vital.......................      132,302       1
Employee stock purchase -- Transition......        3,921
Stock option exercises.....................      356,102       4
Income tax benefit from stock options
 exercised.................................
Stock grants...............................       15,000
Dividends and accretion on mandatorily
 redeemable preferred stock................
Distribution -- MSI........................
Issuance of stock options..................
Compensation expense recognized............
Comprehensive income.......................
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                             -----------    ----     ----     ----------    ----    ----------    ----    --------
BALANCE AT DECEMBER 31, 1997...............   16,664,524     167      395         20,000       1     7,058,786      71     896,431
EMTEK Acquisition..........................    1,000,000      10
Sale of common stock -- Eclipsys initial
 public offering...........................    4,830,000      48
Conversion of preferred stock -- Eclipsys
 initial public offering...................   10,033,313     100                                    (7,058,786)    (71)   (896,431)
Issuance of Series G Preferred Stock.......
Stock warrant exercise -- PCS..............       60,238
Stock option exercise......................      465,008       5
Employee stock purchase....................       20,800
Income tax benefit from stock options
 exercised.................................
Dividends and accretion on mandatorily
 redeemable preferred stock................
Issuance of stock options..................
Distribution -- MSI........................
Compensation expense recognized............
Comprehensive income.......................
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                             -----------    ----     ----     ----------    ----    ----------    ----    --------


                                                                PREFERRED STOCK
                                               -------------------------------------------------
                                               SERIES E       SERIES F              SERIES G       ADDITIONAL
                                               -------   -------------------   -----------------    PAID-IN       UNEARNED
                                                AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL     COMPENSATION
                                                ------   ----------   ------   --------   ------   ----------   ------------
BALANCE AT DECEMBER 31, 1996...............                                                         $ 50,965      $  (136)
Issuance of Series D Preferred stock.......                                                           62,464
Acquisition of Alltel......................                                                           26,051
Issuance of Series E Preferred stock.......      $ 9                                                  11,241
Issuance of common stock warrants..........                                                           10,501
Exchange of Series A for Series F..........               1,478,097    $ 15                               (5)
Stock warrant exercise -- PCS..............                                                               51
Acquisition of SDK.........................                                                            3,243
Acquisition of Vital.......................                                                            3,624
Employee stock purchase -- Transition......                                                               74
Stock option exercises.....................                                                            1,128
Income tax benefit from stock options
 exercised.................................                                                            1,626
Stock grants...............................                                                               97
Dividends and accretion on mandatorily
 redeemable preferred stock................                                                           (5,850)
Distribution -- MSI........................
Issuance of stock options..................                                                               55          (55)
Compensation expense recognized............                                                                           (59)
Comprehensive income.......................
Net loss...................................
Foreign currency translation adjustment....

Other comprehensive income.................

Comprehensive income.......................
                                                 ---     ----------    ----    --------    ---      --------      -------
BALANCE AT DECEMBER 31, 1997...............        9      1,478,097      15          --     --       165,265         (250)
EMTEK Acquisition..........................                                                            9,050
Sale of common stock -- Eclipsys initial
 public offering...........................                                                           65,351
Conversion of preferred stock -- Eclipsys
 initial public offering...................       (9)    (1,478,097)    (15)   (900,000)   $(9)            4
Issuance of Series G Preferred Stock.......                                     900,000      9         8,991
Stock warrant exercise -- PCS..............                                                               61
Stock option exercise......................                                                            1,200
Employee stock purchase....................                                                              287
Income tax benefit from stock options
 exercised.................................                                                            1,171
Dividends and accretion on mandatorily
 redeemable preferred stock................                                                          (10,928)
Issuance of stock options..................                                                            1,523       (1,523)
Distribution -- MSI........................
Compensation expense recognized............                                                                           150
Comprehensive income.......................
Net loss...................................
Foreign currency translation adjustment....

Other comprehensive income.................

Comprehensive income.......................
                                                 ---     ----------    ----    --------    ---      --------      -------


                                               RETAINED                      ACCUMULATED
                                             --------------------------------------------------------
                                               EARNINGS                         OTHER
                                             (ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE
                                               DEFICIT)     INCOME (LOSS)   INCOME (LOSS)     TOTAL
                                             ------------   -------------   -------------   ---------
BALANCE AT DECEMBER 31, 1996...............   $  20,004                                     $  71,395
Issuance of Series D Preferred stock.......                                                    62,514
Acquisition of Alltel......................                                                    26,072
Issuance of Series E Preferred stock.......                                                    11,250
Issuance of common stock warrants..........                                                    10,501
Exchange of Series A for Series F..........                                                        --
Stock warrant exercise -- PCS..............                                                        52
Acquisition of SDK.........................                                                     3,248
Acquisition of Vital.......................                                                     3,625
Employee stock purchase -- Transition......                                                        74
Stock option exercises.....................                                                     1,132
Income tax benefit from stock options
 exercised.................................                                                     1,626
Stock grants...............................                                                        97
Dividends and accretion on mandatorily
 redeemable preferred stock................                                                    (5,850)
Distribution -- MSI........................        (495)                                         (495)
Issuance of stock options..................                                                        --
Compensation expense recognized............                                                       (59)
Comprehensive income.......................                                                        --
Net loss...................................    (126,328)      $(126,328)                     (126,328)
Foreign currency translation adjustment....                          28         $  28              28
                                                              ---------
Other comprehensive income.................                          28
                                                              ---------
Comprehensive income.......................                    (126,300)
                                              ---------       ---------         -----       ---------
BALANCE AT DECEMBER 31, 1997...............    (106,819)                           28          58,882
EMTEK Acquisition..........................                                                     9,060
Sale of common stock -- Eclipsys initial
 public offering...........................                                                    65,399
Conversion of preferred stock -- Eclipsys
 initial public offering...................                                                        --
Issuance of Series G Preferred Stock.......                                                     9,000
Stock warrant exercise -- PCS..............                                                        61
Stock option exercise......................                                                     1,205
Employee stock purchase....................                                                       287
Income tax benefit from stock options
 exercised.................................                                                     1,171
Dividends and accretion on mandatorily
 redeemable preferred stock................                                                   (10,928)
Issuance of stock options..................                                                        --
Distribution -- MSI........................        (585)                                         (585)
Compensation expense recognized............                                                       150
Comprehensive income.......................                                                        --
Net loss...................................     (35,276)        (35,276)                      (35,276)
Foreign currency translation adjustment....                          16            16              16
                                                              ---------
Other comprehensive income.................                          16
                                                              ---------
Comprehensive income.......................                     (35,260)
                                              ---------       ---------         -----       ---------

                                                  VOTING AND
                                                                                                PREFERRED STOCK
                                                  NON-VOTING                  ----------------------------------------------------
                                                 COMMON STOCK       COMMON         SERIES A              SERIES D         SERIES E
                                             --------------------    STOCK    -------------------   -------------------   --------
                                               SHARES      AMOUNT   WARRANT     SHARES     AMOUNT     SHARES     AMOUNT    SHARES
                                             -----------   ------   -------   ----------   ------   ----------   ------   --------
BALANCE AT DECEMBER 31, 1998...............   33,073,883     330      395         20,000       1            --      --          --
Stock option exercises.....................    1,610,556      16
Employee stock purchase....................      156,755       2
Stock warrant exercise -- Transition.......      156,320       2     (395)
Stock warrant exercise.....................      962,513      10
Conversion of preferred stock -- PCS.......      241,283       2                 (20,000)     (1)
Conversion of convertible debt -- PCS......      102,515       1
Compensation expense recognized............
Distributions MSI..........................
Comprehensive income:......................
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                             -----------    ----     ----     ----------    ----    ----------    ----    --------
BALANCE AT DECEMBER 31, 1999...............   36,303,825     363       --             --      --            --      --          --
Stock option exercises.....................      315,609       3
Employee stock purchase....................      199,861       2
Exercise of warrants.......................       40,765      --
Compensation expense recognized............
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                             -----------    ----     ----     ----------    ----    ----------    ----    --------
BALANCE AT SEPTEMBER 30, 2000..............   36,860,060    $368       --             --    $ --            --    $ --          --
                                             ===========    ====     ====     ==========    ====    ==========    ====    ========


                                                                PREFERRED STOCK
                                               -------------------------------------------------
                                              SERIES E         SERIES F             SERIES G       ADDITIONAL
                                               -------   -------------------   -----------------    PAID-IN       UNEARNED
                                                AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL     COMPENSATION
                                                ------   ----------   ------   --------   ------   ----------   ------------
BALANCE AT DECEMBER 31, 1998...............       --             --      --          --     --       241,975       (1,623)
Stock option exercises.....................                                                            6,020
Employee stock purchase....................                                                            2,585
Stock warrant exercise -- Transition.......                                                              393
Stock warrant exercise.....................                                                              (10)
Conversion of preferred stock -- PCS.......                                                               (1)
Conversion of convertible debt -- PCS......                                                            2,141
Compensation expense recognized............                                                              982        1,303
Distributions MSI..........................
Comprehensive income:......................
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                                 ---     ----------    ----    --------    ---      --------      -------
BALANCE AT DECEMBER 31, 1999...............       --             --      --          --     --       254,085         (320)
Stock option exercises.....................                                                            1,050
Employee stock purchase....................                                                            2,075
Exercise of warrants.......................                                                                4
Compensation expense recognized............                                                              122          108
Net loss...................................
Foreign currency translation adjustment....
Other comprehensive income.................
Comprehensive income.......................
                                                 ---     ----------    ----    --------    ---      --------      -------
BALANCE AT SEPTEMBER 30, 2000..............      $--             --    $ --          --    $--      $257,336      $  (212)
                                                 ===     ==========    ====    ========    ===      ========      =======


                                               RETAINED                      ACCUMULATED
                                               EARNINGS                         OTHER
                                             (ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE
                                               DEFICIT)     INCOME (LOSS)   INCOME (LOSS)     TOTAL
                                             ------------   -------------   -------------   ---------
BALANCE AT DECEMBER 31, 1998...............    (142,680)                           44          98,442
Stock option exercises.....................                                                     6,036
Employee stock purchase....................                                                     2,587
Stock warrant exercise -- Transition.......                                                        --
Stock warrant exercise.....................                                                        --
Conversion of preferred stock -- PCS.......                                                        --
Conversion of convertible debt -- PCS......                                                     2,142
Compensation expense recognized............                                                     2,285
Distributions MSI..........................        (375)                                         (375)
Comprehensive income:......................                                                        --
Net loss...................................      (9,445)         (9,445)                       (9,445)
Foreign currency translation adjustment....                        (371)         (371)           (371)
                                                              ---------
Other comprehensive income.................                        (371)
                                                              ---------
Comprehensive income.......................                      (9,816)
                                              ---------       ---------         -----       ---------
BALANCE AT DECEMBER 31, 1999...............    (152,500)                         (327)        101,301
Stock option exercises.....................                                                     1,053
Employee stock purchase....................                                                     2,077
Exercise of warrants.......................                                                         4
Compensation expense recognized............                                                       230
Net loss...................................     (28,528)        (28,528)                      (28,528)
Foreign currency translation adjustment....                          84            84              84
                                                              ---------
Other comprehensive income.................                          84
                                                              ---------
Comprehensive income.......................                   $ (28,444)
                                              ---------       ---------         -----       ---------
BALANCE AT SEPTEMBER 30, 2000..............   $(181,028)                        $(243)      $  76,221
                                              =========                         =====       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Eclipsys Corporation ("Eclipsys") and its subsidiaries (collectively, the "Company") is a healthcare information technology solutions provider which was formed in December 1995 and commenced operations in January 1996. The Company provides, on an integrated basis, enterprise-wide, clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations. Additionally, Eclipsys provides other information technology solutions including outsourcing, remote hosting, networking technologies and other related services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Eclipsys and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PRESENTATION

     The Company has completed mergers with Transition Systems, Inc. ("Transition") effective December 31, 1998, PowerCenter Systems, Inc. ("PCS") effective February 17, 1999 and MSI Solutions, Inc. and MSI Integrated Services, Inc. (collectively "MSI") effective June 17, 1999. Each of these mergers were accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been retroactively restated as if the mergers had occurred as of the beginning of the earliest period presented. Transition had a September 30 fiscal year end. In connection with the retroactive restatement, the financial statements of Transition were recast to a calendar year end to conform to Eclipsys' presentation.

     A reconciliation between revenue and net loss as previously reported by the Company in the 1998 Annual report on Form 10-K and as restated for the PCS and MSI pooling of interests is as follows:

                                                         1997        1998
                                                       ---------   --------
Revenue:
  As previously reported.............................  $ 141,071   $170,689
  PCS................................................        659      1,437
  MSI................................................      5,598     10,332
                                                       ---------   --------
  As restated........................................  $ 147,328   $182,458
                                                       =========   ========
Net loss:
  As previously reported.............................  $(125,040)  $(34,678)
  PCS................................................     (2,083)    (2,472)
  MSI................................................        795      1,874
                                                       ---------   --------
  As restated........................................  $(126,328)  $(35,276)
                                                       =========   ========

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

INVESTMENTS

     In accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified all investments as held to maturity. The securities totaled $17.0 million as of December 31, 1998 and consisted of federal agency obligations. The estimated fair value of each investment approximates the amortized cost plus accrued interest. Unrealized gains at December 31, 1998 were $18,000. As of December 31, 1999, the Company held no investments.

REVENUE RECOGNITION

     The Company's products are sold to customers based primarily on contractual arrangements that include implementation services that often extend for periods in excess of one year. Revenues are derived from licensing of computer software, software and hardware maintenance, remote hosting and outsourcing, training, implementation assistance, consulting, and the sale of computer hardware. For arrangements in which the Company does not use percentage of completion accounting, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2") which requires, among other matters, that there be a signed contract evidencing that an arrangement exists, delivery of the software has occurred, the fee is fixed and determinable and collectibility of the fee is probable.

     SYSTEMS AND SERVICES REVENUE

     MULTIPLE ELEMENT ARRANGEMENTS

     The Company generally licenses its software products pursuant to multiple element arrangements that include maintenance for periods that range from 3 to 7 years. For software license fees sold to customers that are bundled with services and maintenance and require significant implementation efforts, the Company recognizes revenue using the percentage of completion method, as the services are considered essential to the functionality of the software.

     For the Eclipsys product line ("EPL") transactions entered into with customers that require significant implementation efforts, the Company recognizes the bundled license and services fee from the arrangement using the percentage of completion method over the implementation period based on input measures (based substantially on implementation hours incurred).

     For the Transition Systems, Inc. product line ("TPL"), the Company recognizes revenue for transactions entered into prior to January 1, 1998 under the percentage of completion method based principally upon progress and performance as measured by achievement of contract milestones. Effective January 1, 1998, the Company adopted SOP 97-2 with respect to TPL transactions. In connection with the adoption, the Company accounted for TPL transactions entered into on or after January 1, 1998 under the same percentage of completion method used

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) for the EPL as the Company's management intended to manage implementation efforts of the TPL on the basis of inputs rather than the output method used by pre-merger Transition management. The Company recognizes the TPL bundled license and service fee revenue ratably over the implementation period, which corresponds with the timing of the related implementation efforts.

     Revenue from other software license fees, which are bundled with long-term maintenance agreements (3 to 7 years), is recognized on a straight-line basis over the contracted maintenance period. Other software license fee arrangements relate to certain "add-on" module EPL products sold to customers in the EPL installed base. Because the Company does not sell the "add-on" modules or the associated extended term maintenance elements separately, the entire arrangement fee is recognized as revenue over the contracted maintenance period in accordance with paragraph 12 of SOP 97-2.

     SERVICES

     Remote processing and outsourcing services are marketed under long-term arrangements generally over periods from 5 to 7 years. Revenues from these arrangements are recognized as the services are performed.

     Software maintenance fees are marketed under annual and multi year agreements and are recognized as revenue ratably over the contracted maintenance term. The Company's software maintenance arrangements include when and if available upgrades and do not contain specific upgrade rights.

     Implementation revenues and other services, including training and consulting, are recognized as services are performed for time and material arrangements and using the percentage of completion method based on labor input measures for fixed fee arrangements. The Company sells these services separately and accordingly has sufficient vendor specific objective evidence of the element to recognize revenue.

     HARDWARE SALES AND MAINTENANCE REVENUE

     Hardware sales are generally recognized upon shipment of the equipment to the customer. Hardware maintenance revenues are billed and recognized monthly over the contracted maintenance term.

UNBILLED ACCOUNTS RECEIVABLE

     The timing of revenue recognition and contractual billing terms under certain multiple element arrangements may not precisely coincide resulting in the recording of unbilled accounts receivable or deferred revenue. Customer payments are due under these arrangements in varying amounts upon the achievement of certain contractual milestones throughout the implementation period. Implementation periods generally range from 12 to 24 months. The current portion of unbilled accounts receivable of $8.1 million and $15.3 million as of December 31, 1998 and 1999, respectively, is included in accounts receivable in the accompanying financial statements.

     In addition, the Company maintains certain long-term contracts used to finance a portion of certain customer hardware and software fees owed. Alltel Healthcare Information Services, Inc. ("Alltel") prior to the Company's January 1997 acquisition of that business (see Note 7) entered into such contracts. These arrangements generally provide for payment terms that range from three to five years and carry interest rates that range from 7% to 10%. Such amounts are

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) recorded as non-current unbilled accounts receivable until the customers are billed which is generally on a monthly basis. The non-current portion of amounts due related to these arrangements was $1.5 million and $1.4 million as of December 31, 1998 and 1999, respectively, and is included in other assets in the accompanying financial statements. The current portion of amounts due related to these arrangements was $2.6 million and $1.6 million as of December 31, 1998 and 1999, respectively, and is included in accounts receivable in the accompanying financial statements. The Company does not have any obligation to refund any portion of the software or hardware fees and its contracts are generally non-cancelable.

INVENTORY

     Inventory consists of computer parts and peripherals and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to ten years. Computer equipment is depreciated over two to five years. Office equipment is depreciated over two to ten years. Purchased software for internal use is amortized over three to five years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the remaining term of the lease. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Expenditures for repairs and maintenance not considered to substantially lengthen the property and equipment lives are charged to expense as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes a portion of its internal computer software development costs incurred subsequent to establishing technological feasibility, including salaries, benefits, and other directly related costs incurred in connection with programming and testing software products. Capitalization ceases when the products are generally released for sale to customers. Management monitors the net realizable value of all capitalized software development costs to ensure that the investment will be recovered through margins from future sales. Capitalized software development costs were approximately $2.3 million, $4.3 million and $6.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. These costs are amortized over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or the straight-line method over three to five years. Amortization of capitalized software development costs, which is included in cost of systems and services revenues, were approximately $700,000, $777,000 and $1.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. Accumulated amortization of capitalized software development costs were $5.8 million and $6.7 million as of December 31, 1998 and 1999, respectively.

     In December 1998, based on a review of products acquired in conjunction with the Transition merger and other related activities, the Company recorded a write-off of approximately $1.3 million of capitalized software development costs related to duplicate products that did not have any alternative future use.

     In June 1999, based on a review of products acquired in conjunction with the MSI merger and other related activities, the Company recorded a write-off of approximately $2.8 million of

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) capitalized software development costs related to duplicate products that did not have any alternative future use.

ACQUIRED TECHNOLOGY AND INTANGIBLE ASSETS

     The intangible assets from the Company's acquisitions (Notes 6 and 7) consisted of the following as of December 31, 1998 and 1999 (in thousands):

                                               DECEMBER 31,                 USEFUL LIFE
                                  ---------------------------------------   ------------
                                         1998                 1999
                                  ------------------   ------------------
                                   GROSS       NET      GROSS       NET
                                  --------   -------   --------   -------
Acquired technology............   $ 79,118   $43,318   $ 92,536   $33,161   3 - 5 Years
Ongoing customer
  relationships................     10,846     6,690     10,690     4,366   5 Years
Management and services
  agreement....................      9,543        --         --        --   4 Years
Network services...............      5,764     4,324      5,764     2,404   3 Years
Goodwill.......................     17,537    14,779     17,793    10,081   5 - 12 Years
Other..........................        863       135        162         7   3 - 5 Years
                                  --------   -------   --------   -------
                                  $123,671   $69,246   $126,945   $50,019
                                  ========   =======   ========   =======

     The carrying values of intangible assets are reviewed if the facts and circumstances suggest that it may be impaired. This review indicates whether assets will be recoverable based on future expected cash flows. Based on its review, the Company does not believe that an impairment of its excess of cost over fair value of net assets acquired has occurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities, approximate fair value.

INCOME TAXES

     The Company accounts for income taxes utilizing the liability method, and deferred income taxes are determined based on the estimated future tax effects of differences between the financial reporting and income tax basis of assets and liabilities and tax carryforwards given the provisions of the enacted tax laws.

     Prior to the pooling of interests merger with the Company, MSI had elected "S" corporation status for income tax purposes. As a result of the merger, MSI terminated its "S" corporation election. The pro forma provision for income taxes, taken together with reported income tax expense, presents the combined pro forma tax expense of MSI as if it had been a "C" corporation during the periods presented. The pro forma net loss of the Company considering this impact is as follows (in thousands):

                                                YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                               1997        1998      1999
                                             ---------   --------   -------
Net loss...................................  $(126,328)  $(35,276)  $(9,445)
Pro forma tax adjustments..................       (270)      (637)       --
                                             ---------   --------   -------
Pro forma net loss.........................  $(126,598)  $(35,913)  $(9,445)
                                             =========   ========   =======

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
STOCK-BASED COMPENSATION

     The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

BASIC AND DILUTED NET LOSS PER SHARE

     For all periods presented, basic and diluted net loss per common share is presented in accordance with FAS 128, "Earnings per Share", which provides for the accounting principles used in the calculation of earnings per share and was effective for financial statements for both interim and annual periods ending after December 15, 1997. Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share reflects the potential dilution from assumed conversion of all dilutive securities such as stock options and warrants. Stock options to acquire 3,835,565, 4,344,958 and 5,494,673 shares of common stock at December 31, 1997, 1998 and 1999, respectively, and warrants to acquire up to 1,179,483, 1,119,245 and 40,829 shares of common stock at December 31, 1997,
1998 and 1999 respectively, were the only securities issued which would be included in the diluted earnings per share calculation if dilutive.

     In 1997, 1998 and 1999, the inclusion of stock options and warrants would have been antidilutive due to the net loss reported by the Company. The Company has excluded 370,609 contingently returnable shares of common stock from basic and diluted earnings per share computations for the years ended December 31 1997 and 1998, respectively (Note 4).

CONCENTRATION OF CREDIT RISK

     The Company's customers operate primarily in the healthcare industry. The Company sells its products and services under contracts with varying terms. The accounts receivable amounts are unsecured. Management believes the allowance for doubtful accounts is sufficient to cover credit losses. The Company does not believe that the loss of any one customer would have a material effect on the financial position of the Company.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated at the foreign exchange rate in effect at the balance sheet date, while revenue and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in determining net income or loss but are accumulated and reported as a separate component of stockholders' equity. The Company has not entered into any hedging contracts during the three-year period ended December 31, 1999.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company implemented Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This standard requires that the total changes in equity resulting from revenue, expenses, and gains and losses, including those that

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) do not affect the accumulated deficit, be reported. Accordingly, those amounts that are comprised solely of foreign currency translation adjustments are included in other comprehensive income in the consolidated statement of stockholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued FAS 131, "Disclosure about Segments of an Enterprise and Related Information". In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition". Effective January 1, 1998, the Company adopted FAS 131 and SOP 97-2. The adoption of FAS 131 has not had a material impact on the Company's financial statement disclosures. In connection with the adoption of SOP 97-2, the Company deferred approximately $9.1 million of revenue under certain Transition contracts that were entered into after December 31, 1997.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. This statement is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company intends to adopt this statement when required; however, it is not expected to have a material impact on the Company's financial position or results of operations.

3.  PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1999 is summarized as follows (in thousands):

                                                           DECEMBER 31,
                                                        -------------------
                                                          1998       1999
                                                        --------   --------
Computer equipment....................................  $ 15,039   $ 17,329
Office equipment and other............................     4,310      4,631
Purchased software....................................     5,112      6,631
Leasehold improvements................................     3,349      4,405
                                                        --------   --------
                                                          27,810     32,996
Less: Accumulated depreciation and amortization.......   (15,190)   (18,474)
                                                        --------   --------
                                                        $ 12,620   $ 14,522
                                                        ========   ========

     Depreciation and amortization expense of property and equipment totaled approximately $7.1 million, $7.6 million and $7.2 million in 1997, 1998 and 1999, respectively.

4.  LICENSING ARRANGEMENT

     In May 1996, the Company entered into an exclusive licensing arrangement with Partners HealthCare System, Inc. ("Partners") to further develop, commercialize, distribute and support certain intellectual property which was being developed at Partners. As consideration for the license, the Company issued 988,290 shares of Common Stock of the Company and agreed to pay royalties to Partners on sales of the developed product until the Company completed an initial public offering of common stock with a per share offering price of $10.00 or higher. There was no revenue recognized by the Company or royalties paid to Partners under the arrangement

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  LICENSING ARRANGEMENT -- (CONTINUED)
in 1997 or 1998. In August of 1998, the Company completed an initial public offering (Note 5) whereby the royalty provision of the agreement terminated. Under the terms of the license, the Company may further develop, market, distribute and support the original technology and license it, as well as market related services, to other healthcare providers and hospitals throughout the world (other than in the Boston, Massachusetts metropolitan area). The Company is obligated to offer to Partners and certain of their affiliates an internal use license, granted on most favored customer terms, to any new software applications developed by the Company, whether or not derived from the licensed technology, and major architectural changes to the licensed software. After May 3, 1998, Partners and certain of their affiliates are entitled to receive internal use licenses for any changes to any modules or applications included in the licensed technology, as defined. The Company has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. If the Company fails to pay the required royalties, breaches any material term under the licensing arrangement or if the current Chairman of the Board and Chief Executive Officer of the Company voluntarily terminates his employment with the Company prior to May 1999, the license may become non-exclusive, at the option of Partners. If Partners elects to convert the license to non-exclusive, it must return 370,609 shares of Common Stock to the Company. This provision expired May 1999, whereby Partners did not convert the license to non-exclusive.

     At the time the license arrangement was consummated, the licensed technology had not reached technological feasibility and had no alternative future use. The licensed technology being developed consisted of enterprise-wide, clinical information software. The Company released certain commercial products derived from the licensed technology in late 1998. The Company accounted for the license arrangement with Partners by recording a credit to additional paid-in capital of $1.5 million (representing the estimated fair value of the licensed technology) and a corresponding charge to its statement of operations for the year ended December 31, 1996. The charge was taken because the technology had not reached technological feasibility and had no alternative future use.

     As part of the agreement, the Company has provided development services to Partners related to commercializing the intellectual property; fees for these development services totaled $2.5 million, $1.2 million and $976,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and are included as a reduction in research and development expenses in the accompanying consolidated statements of operations.

5.  STOCKHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK

STOCK SPLIT

     In May 1997, the Company declared a three-for-two split for all Voting Common Stock and Non-Voting Common Stock issued and outstanding. In addition, the shareholders approved an increase in the number of authorized shares of Voting Common Stock from 30,000,000 to 50,000,000. In June 1998, the Company effected a two-for-three reverse stock split of all Voting Common Stock and Non-Voting Common Stock outstanding. The accompanying consolidated financial statements give retroactive effect to the May 1997 and June 1998 stock splits as if they had occurred at the beginning of the earliest period presented. Effective upon the closing of the IPO, the authorized common stock and non-voting common stock was increased to 205,000,000.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  STOCKHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED
STOCK -- (CONTINUED)
MANDATORILY REDEEMABLE PREFERRED STOCK

     In connection with its acquisition of Alltel (Note 7), the Company sold 30,000 shares of Series B 8.5% Cumulative Redeemable Preferred Stock ("Series B") and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock at $.01 per share for total consideration of $30.0 million. The number of warrants to be issued was subject to adjustment in the event the Company redeemed all or a portion of the Series B prior to its mandatory redemption date. The Series B was non-voting and was entitled to a liquidation preference of $1,000 per share plus any unpaid dividends. Dividends are cumulative and accrue at an annual rate of 8.5%.

     The Series B was redeemable by the Company at its redemption price at any time on or before the mandatory redemption date of December 31, 2001. The redemption price, as defined, equaled the liquidation preference amount plus all accrued and unpaid dividends. With respect to liquidation preferences, the Series B ranked equal to the Series C 8.5% Cumulative Redeemable Preferred Stock ("Series C") and senior to all other equity instruments.

     In January 1997, 20,000 shares of the Series C were issued to Alltel Information Services, Inc. ("AIS") as part of the consideration paid for Alltel (Note 7). The Series C contained substantially the same terms, including voting rights, ability to redeem and liquidation preferences as the Series B. The Series B has preferential rights in the event of a change of ownership percentages of certain of the Company's stockholders; the Series C did not have these preferential rights. The Series C redemption price was determined the same as Series B and had to be redeemed on or before December 31, 2001.

     The Company has accounted for the Series B and C as mandatorily redeemable preferred stock. Accordingly, the Company accrued dividends and amortized any discount over the redemption period with a charge to additional paid-in capital ("APIC"). The Company recorded a discount on the Series B at the time of its issuance for the estimated fair value of the warrants ($10.5 million). The Company valued the maximum amount of warrants that would be issued up to the mandatory redemption date of the Series B as of the acquisition date, January 23, 1997 and the mandatory redemption date, December 31, 2001. The Company recorded the Series C on the date of acquisition of Alltel at $10.3 million (after adjustment for the 4,500 shares returned by AIS (Note 7)), which included a discount from its face amount of $5.2 million.

     Dividends and accretion on the Series B was $4.1 million and $10.7 million for the years ended December 31, 1997 and 1998, respectively. During the years ended December 31, 1997 and 1998, dividends and accretion on the Series C was $1.8 million and $200,000, respectively. The Series B and C were redeemed in August 1998 for $38.8 million with proceeds from the Company's initial public offering. In connection with this early redemption, the Company recorded a one-time charge to APIC of $10.9 million, which represented the difference between the carrying value of the Series B and C and the redemption value. This amount is included in dividends and accretion in the accompanying financial statements.

     During 1999, 962,513 shares of Common Stock were issued related to the warrants issued in conjunction with Series B and Series C.

SERIES A CONVERTIBLE PREFERRED STOCK

     In May 1996, concurrent with entering into the Partners' licensing arrangement, the Company sold 1,000,000 shares of Series A Convertible Preferred Stock ("Series A") for $6.0 million to outside investors. The Series A was convertible on a one-to-one basis to shares of Common Stock of the Company at the discretion of the outside investors. The Series A had voting rights

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  STOCKHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED
STOCK -- (CONTINUED)
equivalent to Common Stock on an as converted basis and a liquidation preference of $6 per share. The Company did not declare or pay dividends on Series A. In January 1997, the Company issued 1,478,097 shares of Series F Convertible Preferred Stock ("Series F") in exchange for the cancellation of Series A. The Company accounted for the transaction analogously to an extinguishment of debt with a related party and, accordingly, recorded a charge of $3.1 million to additional paid-in capital at the date of this transaction. In addition, the charge is recorded as an increase to net loss available to common stockholders in the accompanying statement of operations.

     In March 1996, PCS sold 20,000 shares of its Series A Convertible Preferred Stock ("PCS Series A") for $2.0 million to outside investors. At the time of the merger the PCS Series A were converted into 241,183 shares of Common Stock of the Company.

SERIES D CONVERTIBLE PREFERRED STOCK

     In January 1997, the Company sold 4,981,289 shares of the Series D Convertible Preferred Stock ("Series D") for $62.5 million to private investors and issued 2,077,497 shares to AIS in connection with the acquisition of Alltel. Each share of Series D was convertible into one share of Common Stock. The Series D contained voting rights as if it were converted into Common Stock and had a liquidation preference of $12.55 per share plus any declared but unpaid dividends. The Series D was equivalent to Series E Convertible Preferred Stock ("Series E") with respect to liquidation preference and rank.

     Both the Series D and E ranked junior to the Series B and C and senior to Series F. The Company did not declare or pay any dividends on the Series D.

     Concurrent with the Company's initial public offering, the Series D were converted into 7,058,786 shares of Common Stock.

SERIES E CONVERTIBLE PREFERRED STOCK

     In January 1997, the Company sold 896,431 shares of Series E for $11.3 million. The Series E was non-voting and was identical to the Series D with respect to liquidation preference and rank. Each share of Series E was convertible into one share of Non-Voting Common Stock. The Company did not declare or pay any dividends on the Series E.

     Concurrent with the Company's initial public offering, the Series E were converted into 896,431 shares of Non-Voting Common Stock. Each share of Non-Voting Common Stock is convertible into one share of voting Common Stock. During 1999, all shares of Non-Voting Common Stock were converted into voting Common Stock.

SERIES F CONVERTIBLE PREFERRED STOCK

     As described above, in January 1997, 1,478,097 shares of Series F were issued in exchange for the cancellation of the outstanding shares of Series A. The Series F contained a liquidation preference of $6 per share. The Series F ranked junior to the Company's other classes of preferred stock with respect to liquidation preferences. Each share of Series F was convertible into one share of Common Stock. The Company did not declare or pay any dividends on the Series F.

     Concurrent with the Company's initial public offering, the Series F were converted into 1,478,097 shares of Common Stock.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  STOCKHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK --
(CONTINUED)
SERIES G CONVERTIBLE PREFERRED STOCK

     In February 1998, the Company sold 900,000 shares of Series G Convertible Preferred Stock ("Series G") to outside investors for total consideration of $9.0 million. The proceeds were utilized to repay the outstanding Term Loan balance. Each share of the Series G was convertible on a two-for-three basis to shares of Common Stock. The conversion rate was subject to adjustment in certain circumstances. The Series G had a liquidation preference of $10 per share. In the event of an involuntary liquidation of the Company, the Series G would have participated on a pro rata basis with the Series D and E.

     Concurrent with the Company's initial public offering, the Series G was converted into 599,999 shares of Common Stock.

VOTING AND NON-VOTING COMMON STOCK

     Holders of Common Stock are entitled to one vote per share. Holders of Non-Voting Common Stock do not have voting rights other than as provided by statute.

UNDESIGNATED PREFERRED STOCK

     The Company has available for issuance 5,000,000 shares of undesignated preferred stock (the "Undesignated Preferred"). The liquidation, voting, conversion and other related provisions of the Undesignated Preferred will be determined by the Board of Directors at the time of issuance. Currently, there are no outstanding shares.

INITIAL PUBLIC OFFERING

     Effective August 6, 1998, the Company completed an initial public offering ("IPO"). Net proceeds from the offering were $65.4 million, including proceeds from the exercise of the underwriters' over allotment option. The Company used the net proceeds from the offering to redeem the outstanding shares of the Company's Mandatorily Redeemable Preferred Stock, repay the principal balance and accrued interest on acquisition related debt and to repay amounts outstanding under the Company's revolving credit facility. In connection with the redemption of the Mandatorily Redeemable Preferred Stock, the Company recorded an increase to net loss available to common shareholders of $10.9 million reflecting the difference between the carrying value and redemption value of the stock.

     Concurrent with the initial public offering, all Series of Convertible Preferred Stock were automatically converted into Common Stock or Non-Voting Common Stock and all Mandatorily Redeemable Preferred Stock was redeemed.

6.  TRANSITION MERGER

     As discussed in Note 2, on December 31, 1998, the Company completed a merger with Transition, a publicly traded provider of integrated clinical and financial decision support systems for hospitals, integrated health networks, physician groups and other healthcare organizations. Transition stockholders received .525 shares of common stock of Eclipsys for each share of Transition common stock, or an aggregate of 11.1 million shares. The transaction was accounted for as a pooling of interests, and accordingly, all prior periods have been restated to give effect to this transaction. The Company incurred transaction costs of approximately $5.0 million directly related to the merger.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  TRANSITION MERGER -- (CONTINUED)
     Significant transactions of Transition during the three years ended December 31, 1998, after giving effect to the 0.525 conversion ratio were as follows:

     1996 RECAPITALIZATION

     In January 1996, prior to its contemplation of an initial public offering, Transition effected a leveraged recapitalization transaction (the " Recapitalization"), in which Transition repurchased 15,011,012 shares of Common Stock then issued and outstanding from New England Medical Center, Inc. ("NEMC") and other stockholders of Transition for an aggregate amount of approximately $111.4 million. Additionally, Transition incurred approximately $4.8 million in costs related to the Recapitalization (approximately $3.4 million is included in the statement of operations). Up until the Recapitalization, Transition was a majority-owned subsidiary of NEMC. In addition, Warburg, Pincus Ventures, L.P. ("WP Ventures") purchased from certain executive officers of Transition shares of Common Stock, including shares of Common Stock acquired by such executive officers pursuant to their exercise of stock options, for an aggregate of $9.0 million. WP Ventures then contributed such shares of Common Stock to Transition. The principal purpose of the Recapitaliztion was to provide liquidity to Transition's existing stockholders while permitting them to retain an ownership interest in Transition. Transition accounted for this transaction as a leveraged recapitalization. To finance the repurchase of these shares, Transition issued to certain institutional investors shares of Series A non-voting preferred stock for an aggregate of $20.0 million, shares of Series B convertible preferred stock (convertible into 4,529,338 shares of Common Stock) for an aggregate of $33.6 million and shares of Series C non-voting convertible preferred stock(convertible into 187,038 shares of Common Stock) for an aggregate of $1.4 million. In addition, Transition entered into a secured term loan in the amount of $35.0 million and received an advance of $5.0 million under a secured revolving credit facility in the maximum principal amount of $15.0 million, and issued Senior Subordinated Notes, due 2003, in the aggregate principal amount of $10.0 million (the "Senior Subordinated Notes").

     The holder of the Senior Subordinated Notes also received a warrant to acquire an aggregate of 156,412 shares of non-voting common stock at an initial exercise price of $7.43 per share, subject to adjustment in certain circumstances. Transition recorded a discount on the Senior Subordinated Notes for the estimated fair value of the warrants ($395,000). In addition, in the first quarter of 1996, Transition incurred a non-cash compensation charge of approximately $3.0 million. This compensation charge arose from the purchase by Transition (both directly and indirectly, through WP Ventures) from certain of its executive officers shares of Common Stock that had been acquired by such officers immediately prior to the Recapitalization through the exercise of employee stock options. The amount of the compensation charge was equal to the difference between the approximately $766,000 exercise price paid by such officers upon such exercise and the proceeds received by the officers from the purchase by Transition of such shares.

     During 1999, 156,320 shares of Common Stock were issued related to the warrants issued in conjunction with the Senior Subordinated Notes.

     TRANSITION INITIAL PUBLIC OFFERING

     On April 18, 1996, Transition completed an initial public offering of 3,622,500 shares of its common stock that generated net proceeds of $114.4 million. A substantial part of the proceeds were used to redeem $20.6 million of Series A preferred stock and accrued

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  TRANSITION MERGER -- (CONTINUED)
     dividends (included as part of the recapitalization on the statement of changes in stockholders' equity), to repay the $34.7 million outstanding principal amount and accrued interest under a secured term loan facility, to repay the $10.3 million outstanding principal amount and accrued interest related to the senior subordinated notes and to repay the $5.1 million outstanding principal amount and accrued interest under a revolving credit facility.

     ACQUISITIONS

     On July 22, 1996, Transition acquired substantially all of the outstanding stock and a note held by a selling principal of Enterprising HealthCare, Inc. ("EHI"), based in Tucson, Arizona, for a total purchase price of approximately $1.8 million in cash. EHI provides system integration products and services for the health care market. The acquisition was accounted for under the purchase method of accounting and accordingly the results of operations of EHI are included from the date of the acquisition. Acquired technology costs of $1.6 million are being amortized on a straight-line basis over 7 years.

     On September 19, 1997, Transition acquired all outstanding shares of Vital Software Inc. ("Vital"), a privately held developer of products that automate the clinical processes unique to medical oncology. The purchase price was approximately $6.3 million, which was comprised of $2.7 million in cash and 132,302 shares of the Company's common stock with a value of $3.6 million. The acquisition was accounted for under the purchase method of accounting and accordingly the results of operations of Vital are included from the date of the acquisition. The amount allocated to acquired in-process research and development was based on the results of an independent appraisal. Acquired in-process research and development represented development projects in areas that had not reached technological feasibility and which had no alternative future use. Accordingly, the amount was written off at the date of the acquisition.

     On December 3, 1998, Transition acquired substantially all of the outstanding stock of HealthVISION ("HV"), a provider of electronic medical record software. The purchase price was approximately $41.1 million, which was comprised of approximately $31.6 million in cash (of which $6.0 million was paid in 1997) and the assumption of approximately $9.5 million in liabilities, plus an earn-out of up to $10.8 million if specified financial milestones were met. The earnout period expired in 1999 with no amounts earned under the provisions of the agreement. The acquisition was accounted for under the purchase method of accounting and accordingly the results of operations of HV are included from the date of the acquisition. In connection with the transaction, based on an independent appraisal, the Company recorded $40.6 million of intangible assets which consisted of $2.4 million of acquired in-process research and development, $27.3 million of acquired technology and $10.9 million of goodwill. The amount allocated to acquired in-process research and development ($2.4 million) represented development projects in areas that had not reached technological feasibility and which had no alternative future use. Accordingly, the amount was charged to operations at the date of the acquisition. The amount allocated to acquired technology and goodwill are being amortized on a straight-line basis over three years.

     Unaudited pro forma results of operations have not been presented for EHI and Vital, as the effects of these acquisitions on the financial statements are not material. For unaudited pro forma results of operations for the years ended December 31, 1997 and 1998, as if the HV acquisition had occurred on January 1, 1997, see Note 7.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  ACQUISITIONS

     Effective January 24, 1997, Eclipsys completed the acquisition of Alltel. As consideration for this transaction, Eclipsys paid AIS $104.8 million cash, issued 15,500 (after consideration of the return of 4,500 shares by AIS in October 1997) shares of Series C valued at approximately $10.3 million and 2,077,497 shares of Series D valued at approximately $26.1 million. Concurrent with the acquisition, the Company and Alltel entered into the Management and Services Agreement ("MSA") whereby Alltel agreed to provide certain services to the Company and its customers together with certain non-compete provisions. In exchange, the Company agreed to pay Alltel $11.0 million in varying installments through December 2000. The obligation and equivalent corresponding asset were recorded at its net present value of $9.5 million at the date of signing. To finance the transaction, the Company sold, for $30.0 million, 30,000 shares of Series B and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock to private investors. Additionally, the Company sold 4,981,289 shares of Series D and 896,431 shares of Series E for total proceeds of $73.8 million.

     The transaction was accounted for as a purchase and accordingly, the purchase price was allocated based on the fair value of the net assets acquired.

     The purchase price is composed of and allocated as follows (in thousands):

Cash, net of cash acquired..................................  $104,814
Issuance of Series D........................................    26,072
Issuance of Series C........................................    10,258
Transaction costs...........................................     2,008
Liabilities assumed.........................................    58,397
                                                              --------
                                                               201,549
                                                              --------
Current assets..............................................    31,803
Property and equipment......................................    12,242
Other assets................................................     3,148
Identifiable intangible assets:
  In-process research and development.......................    92,201
  Acquired technology.......................................    42,312
  Ongoing customer relationships............................    10,846
                                                              --------
                                                               192,552
                                                              --------
Goodwill....................................................  $  8,997
                                                              ========

     The acquisition agreement contains certain provisions whereby the purchase price could be adjusted within twelve months from the acquisition date based on certain criteria defined in the agreement. Based on these provisions, in October 1997, AIS returned 4,500 shares of Series C to Eclipsys. In December 1997, the Company presented its final analysis to AIS of items for which, under the agreement, the Company believed it was entitled to consideration. In the first quarter of 1998, the Company and AIS renegotiated, in two separate transactions, certain matters relating to the acquisition of Alltel. In one transaction, AIS returned to the Company, for cancellation, 11,000 shares of Series C in exchange for resolving certain open issues in connection with the Alltel acquisition, and the Company agreed, at AIS' option, to redeem the remaining 4,500 shares of Series C held by AIS for an aggregate price of $4.5 million at the time of the IPO and for a period of 30 days thereafter. These shares were redeemed with the proceeds from the Company's IPO (Note 5). In the second transaction, the Company paid AIS an aggregate of $14.0 million in exchange for terminating all of the rights and obligations of both parties under the MSA. The Company recorded a charge of approximately $7.2 million related to

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  ACQUISITIONS -- (CONTINUED)
the write-off of the MSA intangible asset. In addition, the Company recorded a reduction to goodwill of approximately $7.8 million related to the final settlement of certain issues related to the Alltel acquisition resulting in the return of the 11,000 shares of Series C. Additionally, the Company recorded a Network Service intangible asset related to the Company's ability to provide services in this area as a result of the settlement. This asset is being amortized over three years. After accounting for these adjustments, the Company's total consideration paid for this acquisition was $201.5 million, including liabilities assumed, net of cash acquired.

     In connection with the recording of the acquisition of Alltel, the Company reduced the predecessor's reported deferred revenue by $7.3 million to the amount that reflects the estimated fair value of the contractual obligations assumed. This adjustment results from the Company's requirement, in accordance with generally accepted accounting principles, to record the fair value of the obligation assumed with respect to arrangements for which the predecessor company previously collected the related revenue. The Company's liability at acquisition includes its estimated costs in fulfilling those contract obligations.

     Effective June 26, 1997, the Company acquired all of the common stock of SDK Computer Services Corporation ("SDK") in exchange for 499,997 shares of Common Stock valued at approximately $3.2 million, $2.2 million in cash and acquisition debt due to SDK shareholders totaling $7.6 million. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated based on the estimated fair value of the net assets acquired.

     The purchase price is composed of and allocated as follows (in thousands):

Cash, net of cash acquired..................................  $ 2,161
Issuance of Common Stock....................................    3,248
SDK acquisition debt........................................    7,588
Liabilities assumed.........................................    3,514
                                                              -------
                                                               16,511
                                                              -------
Current assets..............................................    1,061
Property and equipment......................................      671
Other assets................................................       33
Identifiable intangible assets:
  In-process research and development.......................    6,988
  Acquired technology.......................................    3,205
                                                              -------
                                                               11,958
                                                              -------
Goodwill....................................................  $ 4,553
                                                              =======

     The Company is using the acquired in-process research and development to create new clinical, patient financial, access management and data warehousing products, which will become part of its product suite over the next several years. The Company anticipates that certain products will be generally released through 2001. It is management's expectation that the acquired in-process research and development will be successfully developed; however, there can be no assurance that commercial viability of these products will be achieved. In the event that these products are not generally released in a timely manner, the Company may experience fluctuations in future earnings as a result of such delays.

     In connection with the Alltel and SDK acquisitions, the Company wrote off in-process research and development of $92.2 million and $7.0 million, respectively, related to the appraised values of certain in-process research and development acquired in these acquisitions.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  ACQUISITIONS -- (CONTINUED)
     Effective January 30, 1998, the Company acquired the net assets of the Emtek Healthcare Division of Motorola, Inc. ("Motorola"), ("Emtek") for an aggregate purchase price of approximately $11.7 million, including 1,000,000 shares of Common Stock valued at $9.1 million and liabilities assumed of approximately $12.3 million. In addition, Motorola agreed to pay the Company $9.6 million in cash due within one year for working capital purposes.

     The purchase price is composed of and allocated as follows (in thousands):

Issuance of Common Stock....................................  $ 9,060
Receivable from Motorola....................................   (9,600)
Liabilities assumed.........................................   12,275
                                                              -------
                                                               11,735
                                                              -------
Current assets..............................................    5,033
Property and equipment......................................    2,629
                                                              -------
                                                                7,662
                                                              -------
Identifiable intangible assets (acquired technology)........  $ 4,073
                                                              =======

     As discussed in Note 2, on February 17, 1999, the Company completed a merger with PCS for total consideration of approximately $35.0 million. The Company issued 1,104,000 of its common stock for all of the common stock outstanding of PCS. No adjustments were made to the net assets of PCS as a result of the acquisition. The merger was accounted for as a pooling of interests and accordingly, the accompanying consolidated financial statements have been retroactively restated as if the merger occurred as of the earliest period presented. PCS provides enterprise resource planning software throughout the healthcare industry.

     Effective March 31, 1999, the Company acquired the common stock of Intelus Corporation ("Intelus") and Med Data Systems, Inc. ("Med Data"), both wholly owned subsidiaries of Sungard Data Systems, Inc., for total consideration of $25.0 million in cash. The acquired entities both provide document imaging technology and workflow solutions to entities throughout the healthcare industry. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated based on the fair value of the net assets acquired.

     The purchase price is composed of and allocated as follows after adjustments for the sale of Med Data (in thousands) :

Cash........................................................  $25,000
Liabilities assumed.........................................    4,306
                                                              -------
                                                               29,306
Current assets..............................................    9,830
Fixed assets................................................      778
                                                              -------
                                                               10,608
Identifiable intangible assets (acquired technology)........  $18,698
                                                              =======

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  ACQUISITIONS -- (CONTINUED)
     Unaudited pro forma results of operations as if the aforementioned acquisitions had occurred on January 1, 1998 is as follows including the acquisition of HV discussed in Note 6 (in thousands except per share data):

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                       1998             1999
                                                     --------         --------
Revenues...........................................  $213,444         $252,818
Net loss...........................................   (57,623)          (9,884)
Basic and diluted net loss per share...............     (2.88)           (0.28)

     As discussed in Note 2, on June 17, 1999, the Company completed a merger with MSI for total consideration of approximately $53.6 million. The Company issued 2,375,000 of its common stock for all of the common stock outstanding of MSI. No adjustments were made to the net assets of MSI as a result of the acquisition. The merger was accounted for as a pooling of interests and accordingly, the accompanying consolidated financial statements have been retroactively restated as if the merger occurred as of the earliest period presented. MSI provides web enabling and integration software. In connection with the pooling of MSI, the Company recorded a stock compensation charge of $1.0 million related to certain MSI options that were required to be fully vested at the merger date. Prior to the merger with Eclipsys, MSI was a Subchapter S Corporation. During 1997, 1998 and 1999, MSI paid distributions to stockholders' of $495,000, $585,000 and $375,000, respectively. In connection with the Eclipsys merger, The Subchapter S election was terminated.

     Effective July 1, 1999, the Company sold Med Data for total consideration of $5.0 million in cash. The Company reduced acquired technology originally recorded in the purchase during the quarter ended September 30, 1999 by $4.4 million, which represents the difference between the sales price and the net tangible assets sold.

     During July 1999, the Company invested in HEALTHvision, Inc., a Dallas based, privately held internet healthcare company, in conjunction with VHA, Inc. and General Atlantic Partners, LLC. The Company purchased 3,400,000 shares of common stock for $34,000, which represents 34% of the outstanding common stock on an as if converted basis of HEALTHvision, Inc. The Company accounts for the investment using the equity method of accounting. This entity is a start-up enterprise that bears no relationship to the acquisition of HV by Transition in December 1998 (Note 6). In connection with the formation of HEALTHvision, Inc. certain employees of Eclipsys became employees of HEALTHvision, Inc., and as a result the Company recorded a stock compensation charge of $982,000 due to accelerated vesting of those employees stock options. As of December 31, 1999, HEALTHvision, Inc. has total revenues of approximately $3.7 million (unaudited), a net loss of approximately $6.0 million (unaudited) and total assets of approximately $22.4 million (unaudited).

8.  LONG-TERM DEBT

     In connection with the Alltel acquisition, the Company entered into a $30.0 million credit facility (the "Facility"). The Facility included a $10.0 million term loan (the "Term Loan") and a $20.0 million revolving credit facility (the "Revolver"). Borrowings under the Facility are secured by substantially all of the assets of the Company. The Term Loan was payable in varying quarterly installments through January 2000. As more fully discussed in Note 5, the Term Loan was repaid in full with the proceeds of the sale of Series G Convertible Preferred Stock in February 1998. On May 29, 1998, the Company entered into an agreement to increase the

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  LONG-TERM DEBT -- (CONTINUED)
available borrowings under the Facility from $20.0 million to $50.0 million. In August 1998, the long-term debt balance and accrued interest were repaid in full with proceeds from the Company's IPO.

     Borrowings under the Facility bear interest, at the Company's option, at
(i) LIBOR plus 1% to 3% or (ii) the higher of a) the banks prime lending rate or
b) the Federal Funds Rate plus 0.5%; plus 0% to 1.75%. The interest rates vary based on the Company's ratio of earnings to consolidated debt, as defined. At December 31, 1998 and 1999, the Company's borrowing rate under the Facility was 6.85% and 5.92%, respectively. Under the terms of the Facility, the Company is required to maintain certain financial covenants related to consolidated debt to earnings, consolidated earnings to interest expense and consolidated debt to capital. In addition, the Company has limitations on the amounts of certain types of expenditures and is required to obtain certain approvals related to mergers and acquisitions, as defined. The Company was in compliance with all provisions of the Facility as of December 31, 1999.

     As of December 31, 1999, the Company has $50.0 million available for future borrowings under the Revolver. The Revolver expires in August 2001. Under the terms of the Revolver, the Company pays an annual commitment fee of .375% for any unused balance, as defined. Additionally, the Company pays a fee of .125% for any Letters of Credit issued under the agreement. As of December 31, 1999, unused Letters of Credit totaling approximately $300,000 were outstanding against the Revolver.

     PCS issued convertible notes and warrants to purchase common stock to certain investors. As of December 31, 1998, the balance of convertible notes payable was $1.9 million. At the time of the merger, the convertible debt was converted into 102,515 shares of Common Stock of the Company.

9.  OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                          1998         1999
                                                         -------      -------
Accounts payable.......................................  $ 7,782      $ 6,864
Accrued compensation and incentives....................   15,206       16,982
Customer deposits......................................    9,576        4,154
Accrued royalties......................................    6,586        4,640
Accrued interest.......................................      295           --
Other..................................................    9,415        8,648
                                                         -------      -------
                                                         $48,860      $41,288
                                                         =======      =======

     During the quarter ended June 30, 1999, the company initiated a restructure of its operations. This restructure was completed during the quarter ended September 30, 1999 and resulted in a charge totaling $5.1 million. The charge principally related to the closing of duplicate facilities and the termination of certain employees. As of December 31, 1999 accrued restructuring costs of $2.3 million are included in other current liabilities.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. INCOME TAXES

     A reconciliation of the effect of applying the federal statutory rate and the effective income tax rate on the Company's income tax provision is as follows (in thousands):

                                                YEARS ENDED DECEMBER 31,
                                              -----------------------------
                                                1997       1998      1999
                                              --------   --------   -------
Statutory federal income tax rate...........  $(39,761)  $(10,683)  $(3,212)
In-process research and development.........     4,418        813        --
State income taxes..........................    (4,516)      (872)     (374)
Non-deductible deal costs...................        --      1,546       650
Non-deductible amortization.................       747        927     2,610
Other.......................................       232        237       326
Valuation allowance, includes effect of
  acquisitions..............................    46,976     12,284        --
                                              --------   --------   -------
Income tax provision........................  $  8,096   $  4,252   $    --
                                              ========   ========   =======

     The significant components of the Company's net deferred tax asset were as follows (in thousands):

                                                            DECEMBER 31,
                                                          -----------------
                                                           1998      1999
                                                          -------   -------
Deferred tax assets:
Intangible assets.......................................  $35,546   $34,747
Deferred revenue........................................    7,752       434
Allowance for doubtful accounts.........................    1,097     2,760
Accrued expenses........................................    2,448     3,644
Depreciation and amortization...........................    1,111     1,148
Other...................................................    2,481     1,843
Net operating loss carryforwards........................   23,084    36,984
                                                          -------   -------
                                                          $73,519   $81,560
                                                          =======   =======

Deferred tax liabilities:
Unbilled receivables....................................  $(2,445)  $(7,718)
Capitalization of software development costs............   (1,992)   (3,016)
                                                          -------   -------
Net deferred tax asset..................................   69,082    70,826
                                                          -------   -------
Valuation allowance.....................................  (69,082)  (70,826)
                                                          -------   -------
                                                          $    --   $    --
                                                          =======   =======

     At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $92.0 million. The carryforwards expire in varying amounts through 2019. Of this amount, $21.0 million related to stock option tax deductions which will be tax-effected and reflected as additional paid-in-capital when realized. Additionally, the Company has Canadian net operating loss carryovers of approximately $5.5 million that expire in varying amounts through 2004.

     Under the Tax Reform Act of 1986, the amounts of, and the benefits from, net operating loss carryforwards may be impaired or limited in certain circumstances. The Company experienced ownership changes as defined under
Section 382 of the Internal Revenue Code in January 1997

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. INCOME TAXES -- (CONTINUED)
and December 1998. As a result of the ownership changes, net operating loss carryforwards of approximately $1.5 million at January 1997 and $55.0 million at December 1998, which were incurred prior to the date of change, are subject to annual limitation on their future use. As of December 31, 1999, a valuation allowance has been established against the deferred tax assets that management does not believe are more likely than not to be realized. The future reduction of the valuation allowance, up to $7.2 million, will be reflected as a reduction of goodwill.

11. EMPLOYEE BENEFIT PLANS

1996 STOCK OPTION PLAN

     In April 1996, the Board of Directors of the Company (the "Board") adopted the 1996 Stock Plan (the "1996 Stock Plan"). The 1996 Stock Plan, as amended, provides for grants of stock options, awards of Company stock free of any restrictions and opportunities to make direct purchases of restricted stock of the Company. The 1996 Stock Plan allows for the issuance of options or other awards to purchase up to 2,500,000 shares of Common Stock. Pursuant to the terms of the 1996 Stock Plan, a committee of the Board is authorized to grant awards to employees and non-employees and establish vesting terms. The options expire ten years from the date of grant.

1998 STOCK INCENTIVE PLAN

     In January 1998, the Board adopted the 1998 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards or unrestricted stock awards. Under the provisions of the Incentive Plan, no options or other awards may be granted after April 2008. There are currently 4,333,333 shares of common stock reserved under the Incentive Plan, together with the 1996 Stock Plan and the 1998 Employee Stock Purchase Plan. Options granted under the Incentive Plan will be granted at the fair market value of the stock as of the date of grant.

1999 STOCK INCENTIVE PLAN

     In February 1999, the Board adopted the 1999 Stock Incentive Plan (the "1999 Plan"). The 1999 Plan provides for the granting of stock options, restricted stock, or other stock-based awards. Under the provisions of the 1999 Plan, no options or other awards may be granted after April 2009. The 1999 Plan increases the number of shares of common stock reserved under the

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. EMPLOYEE BENEFIT PLANS -- (CONTINUED)
1999 Plan, together with the Incentive Plan, the 1996 Plan and the 1998 Employee Stock Purchase Plan to 7,000,000.

                                        1997                   1998                   1999
                                --------------------   --------------------   ---------------------
                                            WEIGHTED               WEIGHTED                WEIGHTED
                                            AVERAGE                AVERAGE                 AVERAGE
                                            EXERCISE               EXERCISE                EXERCISE
                                 OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS      PRICE
                                ---------   --------   ---------   --------   ----------   --------
Outstanding at beginning of
  year........................  2,679,224    $ 3.75    3,835,565    $ 7.78     4,344,958    $10.69
  Granted.....................  1,823,559     14.27    1,217,463     18.85     3,141,212     19.62
  Exercised...................   (356,102)     3.05     (465,008)     2.61    (1,610,556)     3.75
  Forfeited...................   (311,116)    17.04     (243,062)    21.06      (380,941)    22.53
                                ---------              ---------              ----------
Outstanding at end of year....  3,835,565      7.78    4,344,958     10.69     5,494,673     16.98
                                ---------              ---------              ----------
  Exercisable at end of the
     year.....................  1,280,480              1,654,029               1,115,891
                                =========              =========              ==========

                                                1997                  1998                  1999
                                         -------------------   -------------------   -------------------
                                         WEIGHTED   WEIGHTED   WEIGHTED   WEIGHTED   WEIGHTED   WEIGHTED
                                         AVERAGE      FAIR     AVERAGE      FAIR     AVERAGE      FAIR
                                         EXERCISE    MARKET    EXERCISE    MARKET    EXERCISE    MARKET
    OPTION GRANTED DURING THE YEAR        PRICE      VALUE      PRICE      VALUE      PRICE      VALUE
    ------------------------------       --------   --------   --------   --------   --------   --------
Option price > fair market value.......   $34.56                $24.49                    --
Option price = fair market.............     6.54                 21.31                $19.62
Option price < fair market value.......       --                    --
Weighted Fair Market Value of
  Options..............................              $12.49                $18.43         --     $18.51

     During 1997, pursuant to the 1996 Stock Plan, the Board issued 15,000 shares of Common Stock to employees and non-employees for services. Compensation expense of approximately $97,000 was recorded in 1997 related to these transactions.

     The Company has adopted the disclosure only provision of FAS 123. Had compensation cost for the Company's stock option grants described above been determined based on the fair value at the grant date for awards in 1997, 1998 and 1999 consistent with the provisions of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                              1997        1998       1999
                                            ---------   --------   --------
Net loss:
  As reported.............................  $(126,328)  $(35,276)  $ (9,445)
  Pro forma...............................   (131,806)   (47,780)   (23,788)
Basic net loss per share:
  As reported.............................  $   (8.60)  $  (1.95)  $  (0.27)
  Pro forma...............................  $   (8.95)  $  (2.48)  $  (0.68)
Diluted net loss per share:
  As reported.............................  $   (8.60)  $  (1.95)  $  (0.27)
  Pro forma...............................  $   (8.95)  $  (2.48)  $  (0.68)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999: dividend yield of 0% for all years, risk-free interest rate of 5.55% for 1997 and

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. EMPLOYEE BENEFIT PLANS -- (CONTINUED)
1998, and 6.34% for 1999, expected life of 9.98, 8.35 and 7.44 based on the plan and volatility of 103% for 1997 and 1998, and 133% for 1999.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                  OPTIONS OUTSTANDING
                                         -------------------------------------    OPTIONS EXERCISABLE
                                                         WEIGHTED                ----------------------
                                                         AVERAGE      WEIGHTED                 WEIGHTED
                                           NUMBER       REMAINING     AVERAGE      NUMBER      AVERAGE
                                         OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
        RANGE OF EXERCISE PRICE          AT 12/31/99   LIFE (YEARS)    PRICE     AT 12/31/99    PRICE
        -----------------------          -----------   ------------   --------   -----------   --------
$0.01-$6.00............................     380,268       6.3          $  .42      241,797      $  .60
$6.01-$12.00...........................   1,318,603       7.4            7.56      548,294        7.53
$12.01-$18.00..........................   1,408,541       9.5           14.85      136,028       14.22
$18.01-$24.00..........................   1,934,227       9.2           22.16        5,780       21.79
$24.01-$30.00..........................      90,815       8.0           28.86       39,854       28.70
$30.01-$36.00..........................     102,371       6.0           35.47       53,544       35.41
$36.01-$42.00..........................          --        --              --           --          --
$42.01-$48.00..........................     159,848       8.1           44.46       57,266       44.40
$48.01-$54.00..........................          --        --              --           --          --
$54.01-$60.00..........................     100,000       8.3           60.00       33,328       60.00

     In connection with the Transition merger, options held by employees of Transition were converted into options to purchase 1,792,854 shares of Voting Common Stock based on the .525 conversion ratio. All option disclosures reflect the impact of Transition options after retroactive restatement for the impact of the Transition merger. As of December 31, 1997, 1998 and 1999, respectively, there were 1,999,867, 1,792,854 and 327,626 options outstanding related to Transition's stock options plans.

     In connection with the PCS and MSI mergers, options held by employees were converted into outstanding options of the Company. As of December 31, 1997, 1998 and 1999, respectively, there were 9,048, 56,551 and 11,764 options outstanding related to PCS's stock option plan. As of December 31, 1997, 1998 and 1999, respectively, there were 0, 117,090 and 72,435 options outstanding related to MSI's stock option plan. Additionally, in connection with the MSI merger, the Company recorded unearned stock compensation of $1,523,000 related to options granted to MSI employees during 1998.

EMPLOYEE SAVINGS PLAN

     During 1997, the Company established a Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Code. At the discretion of the Board, the Company may elect to make matching contributions, as defined in the Plan. For the year ended December 31, 1998, the Board authorized matching contributions totaling $1,400,000. No contributions were authorized for 1999.

     Transition maintained a savings plan pursuant to Section 401(k) of the Code. In connection with this plan, employer contributions totaling $306,000 and $376,000 were made in 1997 and 1998, respectively. In connection with the Transition merger, employees of Transition became eligible to enroll in the Plan.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. EMPLOYEE BENEFIT PLANS -- (CONTINUED)
1998 EMPLOYEE STOCK PURCHASE PLAN

     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") (implemented in April 1998), employees of the Company, including directors of the Company who are employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the day the offering terminates.

12. COMMITMENTS AND CONTINGENCIES

NONCANCELABLE OPERATING LEASES

     The Company leases its office space and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $7.0 million, $8.7 million and $11.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. Future minimum rental payments for noncancelable operating leases as of December 31, 1999 are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
2000........................................................  $ 7,310
2001........................................................    6,603
2002........................................................    6,333
2003........................................................    5,888
2004........................................................    3,500
Thereafter..................................................    6,790
                                                              -------
                                                              $36,424
                                                              =======

LITIGATION

     The Company is involved in litigation incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

13. RELATED PARTY TRANSACTIONS

     During 1997, the Company paid AIS $1.7 million for certain transition services provided by AIS related to accounting services, computer processing and other various activities.

     During 1997, Eclipsys paid a total of $348,000 to certain subsidiaries of AIS and Alltel Corporation related to the purchase of various goods and services.

     The Company leases office space from a former stockholder of SDK. During the year ended December 31, 1997, 1998 and 1999, the Company paid $178,000, $330,000 and $330,000, respectively, under this lease. The lease is noncancelable and expires in 2009.

     In 1997, 1998 and 1999, the Company paid $336,000, $446,000 and $530,000, respectively, to a charter company for the use of an aircraft for corporate purposes. The aircraft provided for the Company's use was leased by the charter company from a company owned by the Chairman of the Board and Chief Executive Officer of the Company (the "Chairman"). The Chairman's

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. RELATED PARTY TRANSACTIONS -- (CONTINUED) company received $219,000, $310,000 and $339,000, during 1997, 1998 and 1999, respectively, for these transactions. The Chairman has no interest in the charter company.

     As discussed in Note 7, during July 1999, the Company invested in HEALTHvision, Inc., a Dallas based, privately held internet healthcare company, in conjunction with VHA, Inc. and General Atlantic Partners, LLC. The Company purchased 3,400,000 shares of common stock for $34,000, which represents 34% of the outstanding common stock on an as if converted basis of HEALTHvision, Inc. During 1999, the Company earned revenues of $522,400 and had accounts receivable due from HEALTHvision of $287,400 at December 31, 1999.

14. INVESTMENT WRITE-DOWN

     In April 1998, the Company made a strategic investment in Simione Central Holdings, Inc. ("Simione") a publicly traded company, purchasing 420,000 shares of restricted common stock from certain stockholders of Simione for $5.6 million. At the time of the transaction, the common stock represented 4.9% of Simione's outstanding common stock. The Company accounts for its investment in these shares using the cost method.

     Concurrent with the investment, the Company and Simione entered into a remarketing agreement pursuant to which the Company has certain rights to distribute Simione software products.

     At December 31, 1998, the Company determined that an other than temporary impairment of its investment occurred. Accordingly, the investment was written down to its estimated fair value of $787,000 and the Company recorded a charge of $4.8 million in the accompanying statement of operations.

15. SUBSEQUENT EVENTS

     On March 30, 2000, the Company entered into a definitive merger agreement to be acquired by Neoforma.com, Inc. ("Neoforma") of Santa Clara, California. Neoforma is a provider of business-to-business e-commerce services in the medical products, supplies and equipment industry. The merger is subject to the approval of both stockholders of the Company and Neoforma. In connection with the transaction, Eclipsys stockholders will receive 1.344 shares of Neoforma common stock for each share of Eclipsys stock they own. The transaction will be accounted for as a purchase and is expected to close during the second quarter of 2000 (see update in Note 16).

16. UNAUDITED INTERIM FINANCIAL INFORMATION

BASIS OF PRESENTATION

     The unaudited interim financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 has been prepared in accordance with generally accepted accounting principles for interim financial information. The unaudited interim financial information includes all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods presented. All such adjustments are considered of a normal recurring nature. Quarterly results of operations are not necessarily indicative of annual results.

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. UNAUDITED INTERIM FINANCIAL INFORMATION -- (CONTINUED)
ACQUISITIONS

     During the quarter ended March 31, 2000, the Company finalized the purchase price allocation related to the Intelus acquisition. As a result, the Company recorded an increase of $3.3 million to acquired technology (disclosed in Note 7 above).

     Unaudited pro forma results of operations as if the Intelus and Med Data acquisitions had occurred on January 1, 1999 is as follows (in thousands except per share data):

                                                            NINE MONTHS ENDED
                                                             SEPT. 30, 1999
                                                            -----------------
Revenues..................................................      $187,525
Net loss..................................................       (12,090)
Basic and diluted net loss per share......................         (0.35)

ACCOUNTS RECEIVABLE

     The current portion of unbilled accounts receivable was $13.5 million as of September 30, 2000 and is included in accounts receivable. The non-current portion of unbilled accounts receivable was $4.7 million as of September 30, 2000 and is included in other assets.

     During the quarter ended September 30, 2000, the Company recorded a charge totaling $9.4 million in connection with the write down of certain receivables related to contracts assumed in acquisitions.

INVESTMENTS

     During the quarter ended March 31, 2000, the Company recorded a gain on its investment in Shared Medical Systems Corp. ("SMS") of approximately $4.5 million. The investment was made in connection with a proposed merger with SMS that was not consummated. In connection with the proposed merger, the Company recorded transaction costs of approximately $50,000.

     Additionally, during first quarter 2000, the Company recorded a charge of approximately $802,000 to write down certain equity securities to their net realizable value.

2000 STOCK INCENTIVE PLAN

     On May 22, 2000, the Board adopted the 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan provides for the granting of stock options, restricted stock, or other stock-based awards. Under the provisions of the 2000 Plan, no options or other awards may be granted after May 2010. The 2000 Plan increases the number of shares of common stock reserved under the 2000 Plan, together with the 1999 Plan, the Incentive Plan, the 1996 Plan and the 1998 Employee Stock Purchase Plan, to 12,000,000.

CHANGES IN SECURITIES

     On July 26, 2000, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on August 9, 2000. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share, at a Purchase Price of $65.00 in cash, subject to adjustment. The Rights will initially trade together with the Eclipsys Common Stock and will not be exercisable. If a person or group (other than an exempt person) acquires 15% or more of the outstanding

                              ECLIPSYS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. UNAUDITED INTERIM FINANCIAL INFORMATION -- (CONTINUED) shares of Eclipsys Common Stock, the Rights generally will become exercisable and allow the holder (other than the 15% purchaser) to purchase shares of Eclipsys Common Stock at a 50% discount to the market price. The effect will be to discourage acquisitions of 15% or more of Eclipsys Common Stock without negotiations with the Board. The terms of the Rights are set forth in a Rights Agreement dated as of July 26, 2000 (the "Rights Agreement") between the Company and Fleet National Bank, as Rights Agent. The Board has designated 100,000 of the 5,000,000 authorized shares of preferred stock as Series A Junior Participating Preferred Stock.

TERMINATION OF MERGER

     During the quarter ended June 30, 2000, the Company and Neoforma agreed to terminate the Merger Agreement between them without the payment of a termination fee. Transaction costs incurred in connection with the proposed merger were approximately $1.9 million.

     In April 2000, plaintiffs alleging themselves to be Eclipsys stockholders filed two lawsuits concerning the proposed Eclipsys merger in the Court of Chancery of the State of Delaware, New Castle County. In general, the complaints alleged that Eclipsys and the Eclipsys Board of Directors breached their fiduciary duties to Eclipsys stockholders in approving the Eclipsys merger. The complaint alleged that Eclipsys stockholders would not receive adequate compensation for their shares of Eclipsys common stock pursuant to the merger agreement. The plaintiffs in these cases sought injunctive relief to block the merger, or a rescission of the merger if it was consummated. In addition, they sought an unspecified amount of damages. During the third quarter, all stockholder lawsuits were dismissed.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25" ("FIN 44"). The interpretation provides guidance for certain issues relating to stock compensation involving employees that arose in applying APB Opinion No. 25. The provisions of FIN 44 were effective July 1, 2000. The adoption of FIN 44 has had no effect on the Company's financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 summarizes certain of the SEC staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. On June 26, 2000, the SEC staff issued SAB No. 101-B to provide registrants with additional time to implement guidance contained in SAB No. 101. SAB 101-B delays the implementation date of SAB No. 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. While the Company continues to study the Commission's recently issued guidance on SAB 101, the Company believes its revenue recognition policies are compliant with the Staff Accounting Bulletin.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................    3
Summary Financial Data...............    6
Risk Factors.........................    7
Special Note Regarding Forward-
  Looking Statements.................   15
Use of Proceeds......................   16
Price Range of Common Stock..........   16
Dividend Policy......................   17
Dilution.............................   17
Selected Financial Data..............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   31
Management...........................   41
Description of Capital Stock.........   43
Underwriting.........................   46
Legal Matters........................   47
Experts..............................   47
Where You Can Find More
  Information........................   48
Incorporation by Reference...........   48
Index to Financial Statements........  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,000,000 Shares

                                [ECLIPSYS LOGO]

                                  Common Stock

                            ------------------------
                                   PROSPECTUS

                            ------------------------

                              GOLDMAN, SACHS & CO.
                               CIBC WORLD MARKETS
                           U.S. BANCORP PIPER JAFFRAY

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee........................................  $ 39,991
NASD filing fee.............................................    15,646
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   100,000
Transfer agent and registrar fees and expenses..............    10,000
Miscellaneous...............................................   134,363
                                                              --------
          Total.............................................  $700,000
                                                              ========



     The Company will bear all expenses shown above.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, a vote of stockholders or otherwise. The Restated Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant's Amended and Restated By-Laws (the "Restated By-Laws"), provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant's Third Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-Laws incorporated by reference as Exhibits 3.1 and 3.2 hereto, respectively.


     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement
  3.1     Third Amended and Restated Certificate of Incorporation, as
          amended, of the Registrant (incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended September 30, 2000, filed on November 14,
          2000)
  3.2     Amended and Restated By-laws of the Registrant (incorporated by reference from the Registrant's Registration Statement on
          Form S-1, No. 333-50781)
  4.1     Specimen common stock certificate (incorporated by reference from the Registrant's Registration Statement on Form S-1,
          No. 333-50781)
  4.2     See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
  4.3     Rights Agreement, dated July 26, 2000 by and between the
          Registrant and Fleet National Bank, as Rights Agent
          (incorporated by reference to the Registrant's Current
          Report on Form 8-K, filed on August 8, 2000)
  5.1     Opinion of Hale and Dorr LLP
 10.1     First Amended and Restated Credit Agreement, dated May 29,
          1998, by and among the Registrant and First Union National
          Bank as Agent and BankBoston, N.A., as Co-Agent, as amended to date
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2     Consent of Hale and Dorr LLP (included in Exhibit 5.1)
 24.1*    Powers of Attorney


---------------

*  Previously filed.


     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (1) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delray Beach, Florida, on this 2nd day of January, 2001.


                                          ECLIPSYS CORPORATION


                                          By:    /s/ GREGORY L. WILSON

                                            ------------------------------------

                                              Gregory L. Wilson


                                              Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                  TITLE                     DATE
                   ---------                                  -----                     ----

                       *                           Chief Executive Officer and     January 2, 2001
------------------------------------------------     Chairman of the Board of
                Harvey J. Wilson                  Directors (Principal Executive
                                                             Officer)

             /s/ GREGORY L. WILSON                 Chief Financial Officer and     January 2, 2001
------------------------------------------------       Treasurer (Principal
               Gregory L. Wilson                     Accounting and Financial
                                                             Officer)

                       *                                     Director              January 2, 2001
------------------------------------------------
               Steven A. Denning

                       *                                     Director              January 2, 2001
------------------------------------------------
                 G. Fred DiBona

                       *                                     Director              January 2, 2001
------------------------------------------------
                 Eugene V. Fife

                                                             Director
------------------------------------------------
                William E. Ford

                       *                                     Director              January 2, 2001
------------------------------------------------
                 Jay B. Pieper

           *By: /s/ GREGORY L. WILSON
------------------------------------------------
      Gregory L. Wilson, Attorney-in-fact